SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2002

Instrumentarium Corporation
(Translation of Registrant's Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Instrumentarium Annual Report for the Financial Year ended December 31, 2002.

Annual Report 2001


ECG
79
II
0.1
12)
PEEPtot
exp
480
TOF%
Count

Technology
for people who care

INSTRUMENTARIUM



We are leading anesthesia and critical care system development, pioneering digital X-ray imaging and helping improve care for the newborn.

BUSINESS SEGMENTS



ANESTHESIA AND CRITICAL CARE



MEDICAL EQUIPMENT



OPTICAL RETAIL

Instrumentarium Group reports its operations in three segments: Anesthesia and Critical Care, Medical Equipment and Optical Retail.

ANESTHESIA AND CRITICAL CARE comprises **Datex-Ohmeda**, the world's leading supplier of systems and solutions for operating rooms and critical care areas of the hospital, **Deio**, the care software company, and **Instrumed**, which serves customers in Finland.

MEDICAL EQUIPMENT comprises diagnostic imaging equipment units **Instrumentarium Imaging** and **Soredex**, primarily infant care equipment manufacturer **Ohmeda Medical**, as well as project sales company **Medko Medical**.

OPTICAL RETAIL primarily serves vision care consumers in Finland and nearby markets.



2001

INSTRUMENTARIUM IN BRIEF

Net sales by business segment, %


Anesthesia and Critical Care 70%
Medical Equipment 20%
Optical Retail 10%

Net sales by market area, %


Europe 43%
North America 43%
Asia-Pacific 10%
Rest of the world 4%

Net sales, EUR million


1200
1000
800
600
400
200
0
1997 1998 1999 2000 2001

Operating profit*, EUR million


140
120
100
80
60
40
20
0
1997 1998 1999 2000 2001

* before non-recurring items and amortization of goodwill

R&D expenses, EUR million


70
60
50
40
30
20
10
0
1997 1998 1999 2000 2001

KEY FIGURES

EUR million	2001	2000	%
Net sales	**1,025.4**	912.8	+12
Operating profit before non-recurring items and amortization of goodwill	**132.0**	89.9	+47
Operating profit	**115.5**	79.7	+45
Income before extraordinary items	**103.6**	66.6	+56
Total assets	**965.6**	940.7	+3
Return on investment, %	**16.0**	10.8	
Return on equity, %	**14.6**	9.5	
Equity ratio, %	**54.1**	50.3	
Earnings per share, EUR	**3.01**	1.80	+67
Dividend per share, EUR	**1.20** *	1.00	+20
Adjusted average number of shares (1,000)	**23,973**	23,980	-0
Employees at end of year	**5,386**	5,217	+3

* proposed by the Board of Directors

Chief Executive's letter



Instrumentarium intends to be a long-term, trustworthy partner for societies and their healthcare providers. Working together, our goal is to help meet the healthcare provision challenge with unique and differentiated product and service solutions. We enter 2002 stronger than ever, and with a strengthened desire to help care.

The year 2001 was a landmark year for Instrumentarium. For the first time in our history, net sales exceeded EUR 1 billion, the result of growth in sales of 12% compared to the previous year. Equally notable were the accomplishments of our business divisions.

Instrumentarium's largest divisions have grown to be either the largest suppliers or leading players in their respective businesses. By continuing to listen to our customers and innovating solutions to better help meet their needs, we will continue to succeed. Our future growth is ultimately in our own hands.

Our operational profitability improved significantly and reached what can be considered to be a good overall level by international comparison. For the Group as a whole, operating profit before amortization of goodwill and non-recurring items, improved 47% to EUR 132 million, which is 13% of net sales. Good cash flow improved our financial position, and Instrumentarium is well equipped to prudently participate in acquisition activities in our chosen businesses.

The most impressive feature in our financial performance was the strong recovery in operating profitability by our largest division Datex-Ohmeda, which operates in anesthesia and critical care. In 2001 Datex-Ohmeda achieved the long-term financial profitability goal we set following the Ohmeda acquisition in 1998. This financial goal was determined to be 15% profitability before amortization of goodwill. I am therefore immensely pleased to be able to report that our chosen strategy and hard work paid off handsomely in 2001. For the year as a whole, profitability at Datex-Ohmeda improved to the levels achieved in our Anesthesia and Critical Care segment prior to the acquisition in 1998. During the interim period of four years, our sales in this segment have risen four-fold.

This much-improved result for Datex-Ohmeda was largely due to increasing sales while improving the product mix to favor a higher proportion of higher margin products. Costs were lower compared to the previous year. This result would not have been possible without the dedication and focus our Datex-Ohmeda professionals have shown in 2001, and they deserve full credit for the results of their efficiency drive.

With sales of EUR 714 million, it became clear during the year that we are now the largest supplier in the world of anesthesia and critical care equipment and solutions. This position is highly advantageous for us in that it allows us to benefit from economies of scale in many areas, and hence allows us to take carefully calculated risks in developing new businesses. In particular,

We will secure future success by continuing to listen to our customers

it allows us to afford the major effort needed to support development of our emerging care information systems business, Deio. The Group will continue to make significant investments in Deio over the coming years to realize its growth potential.

At Instrumentarium we are keenly aware that our market leadership entails obligations to the clinical communities we serve. We are therefore proud to be associated with the European on-line education initiative. In January 2002, Datex-Ohmeda and the European Federation of Anaesthesia (EFA) agreed in principle to develop a web-based educational forum. It is envisaged that the forum utilize the latest information tools for the continuous medical education of anesthesia, and be a joint effort among all EFA constituent bodies together with Datex-Ohmeda professionals.

Diagnostic imaging is the fastest growing area within Instrumentarium. 2001 was also a landmark year, with sales rising to the EUR 100 million level for the first time, despite sales from the Soredex acquisition being included only for the final six months of 2001. Following five years of compound annual growth of over 40%, our sales in diagnostic imaging are reaching the same kind of critical mass as we experienced in our Anesthesia and Critical Care segment just five years ago. Our commitment to growing in diagnostic imaging is firm. In 2002 we plan to increase our R&D spending significantly. The vast majority of this expense will be to support further development of digital solutions. With the help of these efforts, we are once again expecting good sales growth in this area in 2002. Sustained growth has also raised the overall profitability in diagnostic imaging.

The Instrumentarium share was the best performing stock on the Helsinki stock exchange last year, gaining 124 percent. At the time of writing, the market capitalization of the company is clearly over EUR 1 billion. In the world's financial markets, sustaining a market capitalization of a billion raises investors' interest and adds credibility. Over the past year there has been a substantial increase in foreign ownership from 8% at the end of 2000, to over 22% in January this year. This is a significantly higher level than ever before. Undoubtedly, the awakening of interest in Instrumentarium among the sector's global stock analysts has aided these developments, and the company enjoys a growing international following. Earlier efforts, including unifying the share, have already helped improve liquidity. The Board's proposal of a bonus issue would effectively double the number of shares outstanding.

I would like to thank all employees of Instrumentarium for their vital contribution during a turbulent year, particularly in the aftermath of the tragic September events. Particular gratitude we also owe our customers, they have continued to trust us to meet their critical needs and we aim to be worthy of their trust also in the future.

Instrumentarium has over 18,000 shareholders and we thank all of you for your continued support. The Board of Directors is proposing a dividend of EUR 1.20 per share, an increase from the EUR 0.80 dividend paid last year, which was supplemented by an anniversary bonus of EUR 0.20. As we enter 2002, I am confident that our combined activities this year will help build on the shareholder value that we have reached this past year.

Olli Riikkala
President and CEO



Leading anesthesia and critical care development

Key figures for Anesthesia and Critical Care

	2001	2000	%
Net sales (EUR million)	**714.0**	641.2	+11
Operating profit* (EUR million)	**103.1**	58.6	+76
Personnel, average	**3,341**	3,463	-4

* before non-recurring items and amortization of goodwill

Net sales, EUR million


800
700
600
500
400
300
200
100
0
1997 1998 1999 2000 2001

R&D expenses, EUR million


60
50
40
30
20
10
0
1997 1998 1999 2000 2001

Datex-Ohmeda

ANESTHESIA AND CRITICAL CARE

Datex-Ohmeda is the world's leading supplier of anesthesia systems, equipment and services and a rapidly emerging leader in critical care. The division's wide range of products includes patient monitors and networked systems for anesthesia, intensive care units, emergency and sub-acute care areas, as well as anesthesia machines, ventilators and drug delivery systems. Provision of accessories, supplies, maintenance and other services to a growing installed base is a significant additional business. Datex-Ohmeda also offers care information products in strategic partnership with Deio.

Datex-Ohmeda's strategy is to leverage its franchise as the global leader in the anesthesia market to become the global leader also in the related market for critical care systems and equipment. Overall, the division intends to continue to grow faster than the market by further strengthening its position as the world's leading supplier of anesthesia systems and equipment, and by rapidly expanding into selected areas of critical care. In addition to offering networked operating room and bedside products, Datex-Ohmeda aims to further develop solutions for the continuity of vital clinical information across all the acute care areas of the hospital.

Now the global leader in anesthesia and critical care

Datex-Ohmeda is now the world leader in anesthesia and critical care equipment and systems. With annual sales estimated to exceed EUR 5 billion worldwide, anesthesia and critical care is one of the core business opportunities in the global EUR 190 billion* market for medical devices.

Today, the anesthesia and critical care market can be considered to be the intelligent point-of-care information infrastructure of the modern hospital. It is a market that offers Datex-Ohmeda opportunities both to sell new systems as well as to serve its growing installed base with maintenance, accessories and supplies. The emerging market for software upgrades and software maintenance is also growing in importance for the division. Anesthesia and critical care offers numerous new growth opportunities for solutions that satisfy the demands for more intelligence, better functionality and wider connectivity. In the industrialized countries, there is continued need for systems to facilitate speedier anesthesia for elective surgery. Additionally, the nascent healthcare markets in many of the world's emerging economies offer growth opportunities for more cost-effective technology. It is anticipated that growth in overall demand for anesthesia equipment will continue over the coming years in line with hospital investments.



New features keep patient monitoring competitive edge

Datex-Ohmeda maintains a continuous R&D program to enhance its patient monitoring products. A key objective of the program is to maintain the competitive edge of the division's proprietary technology used to monitor parameters. During 2001, the cardiac monitoring capability of Datex-Ohmeda's patient monitoring systems was significantly improved with the launch of a full disclosure ECG feature. Full 24-hour ECG disclosure requires the storage of vast amounts of high-resolution 12-lead ECG data for each patient. On-screen recall and analysis of the data by the cardiologist allows retrospective diagnosis of potentially life-threatening cardiac arrhythmia. Full disclosure ECG is a new feature for the PC-based S/5 Arrhythmia Workstation, a compact and comprehensive solution for advanced arrhythmia analysis in critical care.

Pulse oximetry, the non-invasive measurement of oxygen saturation of hemoglobin in arterial blood, has been a standard parameter in virtually all Datex-Ohmeda monitors for over a decade. In 2001 a notable achievement for the division was the FDA clearance of an innovative algorithm for "motion". This motion feature significantly

The division's critical care monitoring range allows the hospital to standardize on a Datex-Ohmeda patient technology platform also in the Emergency Room (ER).



NMT is virtually a standard parameter for new Datex-Ohmeda S/5 Anesthesia Monitor customers, new sensor allows for pediatric monitoring, too.

improves the performance of pulse oximetry when patients are restless, whether in recovery from anesthesia, in intensive care or while being transported.

A uniquely flexible family of anesthesia machines

Datex-Ohmeda offers hospitals the broadest choice of anesthesia machines, with ventilators and vaporizer options widely available. The Aestiva/5 range also meets the needs of customers purchasing only the anesthesia machine component of Datex-Ohmeda's product range. New product launches throughout 2001 position Datex-Ohmeda as the only company in the world to be able to offer a broad family of anesthesia machines for varying applications. Utilizing the common Aestiva/5 platform, new products for the induction room, where a compact solution is usually required, through to sophisticated ICU ventilator-featured machines, were launched during the year. In 2002 the division intends to complete the product line replacement of older products with models from the new Aestiva/5 range, further enhancing ventilation modes and drug delivery options available.

Integrated Anesthesia Workstation concept drives market share gains

Datex-Ohmeda is the key player in the global market for integrated anesthesia workstations. Datex-Ohmeda can offer a combination of the S/5 Anesthesia Monitor with the purpose-built S/5 Anesthesia Delivery Unit (ADU) to form a seamless integrated anesthesia workstation with a common user-interface. The integrated anesthesia workstation can also be uniquely extended with a purpose-designed anesthesia record keeper for an anesthesia information system. Such integrated systems help anesthesia providers focus on the patient rather than on the myriad of equipment normally seen in the operating room. More importantly, in the event of an alarm being triggered, an integrated systems's ability to focus the user on common display and control areas means unnecessary confusion can be avoided and valuable time can be saved. The integrated anesthesia workstation has been the fastest growing market segment for Datex-Ohmeda since deliveries began in 1995.

Leader in electronically controlled inhalational drug delivery technologies

An increasing proportion of Datex-Ohmeda's customers are now benefiting from the electronically controlled drug delivery device at the heart of the S/5 ADU. Electronic drug delivery combined with monitoring permits accurate quantification of inhalational anesthetic drug use, both for the individual patient as well as for anesthesia locations or entire departments.

Datex-Ohmeda also continues to develop its proprietary INOvent® drug delivery system for the drug INOmax®. INO Therapeutics, Inc. exclusively supplies the INOvent system and INOmax drug as a complete therapy**. With joint success in North America, Datex-Ohmeda and INO Therapeutics negotiated a global alliance in 2001. Under the agreement, Datex-Ohmeda began deliveries of the INOvent system to INO Therapeutics in Europe in mid-2001, in preparation for local country launches. Following evaluation by the European Medicine Evaluation Agency (EMEA), INOmax was approved by the European Commission in late 2001. Datex-Ohmeda and INO Therapeutics are also working together on exploring new indications for INOmax as well as on marketing co-operation in the Asia-Pacific region.

Data continuity with wireless applications

In order to support growth in sales of patient monitors to critical care areas, Datex-Ohmeda is significantly expanding its R&D efforts on real-time, networked central monitoring systems. Datex-Ohmeda's network solutions are based on the latest open

New S/5 Telemetry System allows analysis of cardiac activity with 12-lead diagnostic quality. Cardiac histories of all monitored patients can be seen from up to a 72-hour period from a single Central Station.





The System/5 integrated anesthesia workstation is a unified solution to solve the complexity of managing anesthesia data from many different sources.

standard architecture. The modern platform allows the company to rapidly introduce new software applications and features based essentially on standard hardware extensions. Benefits include being able to offer customers hybrid fixed and wireless central monitoring. Hybrid networks allow data from critically ill patients in hospital transport to be kept within the electronic record, for example.

The latest innovations for the S/5 System Network include robust solutions for real-time transmission of bedside and central data wirelessly to hand-held Personal Digital Assistants (PDA), as well as remote access of patient data via a hospital's intranet. The public launch of these new features at congresses in 2001 generated considerable additional interest in the entire Datex-Ohmeda product offering. Wireless network applications are scheduled for deliveries to users in mid-2002.

Entropy-based EEG monitoring in clinical trials

Datex-Ohmeda has been a leading developer of EEG monitoring solutions for the operating room environment for over twenty years since the Datex Anesthesia and Brain Monitor Activity program. Current solutions for neuroanesthesia and neuro-intensive care are integrated EEG, EMG and auditory evoked potentials (AEP) monitoring. Datex-Ohmeda is also working on a next-generation EEG monitoring solution for awareness based on the physical principle of entropy.

Positive feedback on the underlying entropy concept continues to be received from the anesthesia community, and clinical trials progressed well during 2001.

The market launch of the measurement, as a module for the System/5 patient monitors, is scheduled for late 2002. Combining the entropy-based EEG measurement with the proprietary neuro-muscular transmission (NMT) measurement for muscle relaxation monitoring will be a unique solution for the monitoring of hypnotic state and muscle relaxation. The launch of the entropy-based module is expected to enhance the advantages Datex-Ohmeda anesthesia monitors can offer in many anesthesia settings.

Wider critical care offering

Working with its alliance partner, Mortara Instrument, the division has now further expanded its patient ECG telemetry solutions to operate in the 608-614 MHz band, in line with the Wireless Medical Telemetry Service (WMTS) designated by the FCC for the United States. Unlike conventional patient telemetry, which may not reveal the full picture, the Datex-Ohmeda S/5 Telemetry System is a true diagnostic 12-lead ECG monitoring solution. 12-lead ECG monitoring can help identification of cardiac arrhythmia, and full 12-lead ST segment analysis can help in assessment of ischemic changes in the heart.

While development of a new System/5 critical care workstation ventilator is proceeding, the division is offering a compact critical care ventilator for selected markets outside North America. Supporting both pediatric and adult ventilation, the Centiva/5 ventilator was launched at the 8th World Congress of Intensive and Critical Care Medicine, 2001.

* The Advanced Medical Technology Association, Washington, D.C.

** The drug INOmax (Nitric Oxide, NO) is a pulmonary vasodilator indicated for the treatment of full-term and near-term neonates with hypoxic respiratory failure and is used in conjunction with ventilatory support and other appropriate agents.

Net sales by product group, %


Monitoring, IT and Supplies 44%
Anesthesia and ventilation 36%
Service 15%
Other 5%

Net sales by market area, %


North-America 47%
Europe 36%
Asia-Pacific 12%
Rest of the world 5%



Information solutions for care


MEDICAL EQUIPMENT
MANUAL ENTRY
INTERFACES
BEDSIDE SYSTEMS
DATABASE
RESOURCE PLANNING
CARE PLANNING
RECORDS OF PATIENT CASE
STATISTICAL REPORTS
PATIENT INFORMATION
INFORMATION FOR BETTER MANAGEMENT
MANAGEMENT INFORMATION

Deio

ANESTHESIA AND CRITICAL CARE

Deio offers care information solutions for operating rooms and critical care areas. The company's solutions consist of its proprietary software products, related third party software, system maintenance, consultation, training, interfacing, and other services. Care information solutions have been nurtured within Datex-Ohmeda for nearly a decade. To accelerate business development these operations were incorporated into Deio at the beginning of 2001.

Deio intends to become the world leader in the management of operating room and critical care information systems. Deio will further develop its own solution provider subsidiaries and strengthen its ties with strategic business partners, most notably Datex-Ohmeda. In the future, Deio will move towards more open information systems and seek new alliance partners from Hospital Information Systems companies and other players in the hospital information system market.

The market opportunity

Expectations towards healthcare provider organizations continue to increase. With limited resources, hospitals are being asked to care for more patients at the same time as providing ever better quality of care. Hospitals also have to fulfill increasing legal and other healthcare administrative requirements, as well as more fully document the care that they provide. At the same time, hospitals are facing staff shortages and even challenges with staff satisfaction.

Operating room and the critical care areas form the largest single areas of expenditure in the modern acute hospital, and they impact highly on the overall quality of care. Presently, however, care givers and department managers in these areas have few tools to help document and manage their work. The need for information systems is hence being increasingly recognized by hospital administration, doctors, nurses and hospital IT managers.

High growth potential

Although currently a small market, it has been estimated that the opportunity for software, solutions and support could potentially be a EUR 1 billion market by the end of this decade, offering an exceptional growth opportunity for Deio and its solution provider partners. Deio is uniquely positioned to capture this market potential. Deio has long experience in operating room and critical care market, formerly operating within Datex-Ohmeda.

Deio's products and solutions

Care information systems integrate, and display at the bedside, patient vital signs and other clinical information needed to support clinical care of the patient. The systems also facilitate documentation and resource tracking, tasks that typically need to be laboriously made by hand. At the department level, Deio's systems help in planning care centrally and in the optimal allocation of resources.

Care information systems also provide real-time overview of resource utilization and help managers to react to, change and communicate plans to their care teams. Information collected is stored for both real-time and later review to create departmental quality and resource utilization reports. Solutions often include interfacing to Hospital Information Systems (HIS), laboratory, electronic medical record and other applications.

Successful launch in 2001

Deio now has product development and product management in Finland and wholly-owned solution provider subsidiaries in the USA, Canada, United Kingdom, France, Germany and Italy. Deio signed distribution agreements with several independent distributors in the European Community and Australia, as well as with certain Datex-Ohmeda sales companies.

During 2001, Deio also a signed a distribution agreement with IT services provider WM-Data to cover the Scandinavian countries. In April 2001, Deio signed a strategic cooperation agreement with Systèmes Informatiques CHCA, Inc., a leading Canadian provider of software systems, to expand its product offering to include the Opera operating room management system.

Deio introduced a completely reworked version of its system for critical care, deio-Clinisoft, in mid 2001. The new system is MS Windows 2000/NT based and represents the leading edge of the critical care systems. New tools and processes allowed for significant improvements in implementation. By the end of 2001, Deio was able to configure and install systems for new customers as quickly as in six weeks compared to a typical implementation time of six months in the industry.



Pioneering digital X-ray imaging

Key figures for Medical Equipment

	2001	2000	%
Net sales (EUR million)	**206.4**	171.7	+20
Instrumentarium Imaging and Soredex*	**99.9**	73.1	+37
Ohmeda Medical	**71.4**	57.6	+24
Merivaara	**30.1**	26.7	+13
Medko Medical	**5.0**	14.4	-65
Operating profit** (EUR million)	**17.9**	14.8	+20
Personnel, average	**1,020**	861	+18

* Soredex included from July 1, 2001

** before non-recurring items and amortization of goodwill

Net sales*, EUR million


100
90
80
70
60
50
40
30
20
10
0
1997 1998 1999 2000 2001

* Instrumentarium Imaging and Soredex

R&D expenses*, EUR million


10
9
8
7
6
5
4
3
2
1
0
1997 1998 1999 2000 2001

* Instrumentarium Imaging and Soredex

Instrumentarium Imaging Soredex

MEDICAL EQUIPMENT

Instrumentarium Imaging develops, manufactures and markets diagnostic X-ray imaging equipment for mammography, surgical imaging and dental and maxillofacial imaging. All applications have common ground in X-ray technology. The division is investing heavily in developing products for digital imaging, image manipulation and connectivity. Additionally, Soredex offers its own customer segment a full range of products. Together, the divisions are a global market leader in their respective market segments.

Instrumentarium Imaging and Soredex are using the opportunity presented by the industry shift to digital technology to strengthen their positions in the fragmented diagnostic X-ray markets. The divisions also intend to enter the emerging markets for imaging connectivity and digital image processing. In particular, Instrumentarium Imaging sees a completely new market developing for sophisticated virtual 3-D imaging software. It is anticipated that digitizing diagnostic X-ray imaging will bring major clinical benefits to patient care, as well as potential cost and environmental savings for society.

Surgical and interventional imaging

The global market for surgical "C-arm" imaging systems is estimated to be approximately EUR 500 million, and growing due to a rapidly expanding field of applications. C-arms are already used in a large number of applications, with expansion possible due to concurrent improvements in X-ray generators, detectors, displays and data-handling capacity. Instrumentarium Imaging currently offers the Ziehm Vista range of general C-arm products for applications from orthopedics to angiography. The division's C-arms offer unique advantages in terms of usability as well as the acquisition and handling of digital images. Ziehm Vision, the new C-arm platform, is designed to further improve the functionality of surgical imaging, as well as to allow a broader range of applications, especially in vascular imaging.

Digital solutions for the dental office

The global market for panoramic dental and maxillofacial equipment is estimated to exceed EUR 150 million, and growing with the introduction of digital solutions. In 2001, Instrumentarium Imaging introduced the direct digital Orthoceph, for cephalometric imaging as well as maxillofacial and panoramic imaging. Together with the flagship Orthopantomograph® OP100D panoramic device, the division's direct digital range now fully addresses the needs of the most discerning dental practitioners. With the new intra-oral digital sensors and image software, Instrumentarium Imaging can now offer complete digital solutions for taking, managing and transmitting all dental images. Soredex offers solutions for general panoramic and other dental imaging, as well as cost-effective Digora digital imaging solutions utilizing computed radiography (CR), where a single networked digital reader can serve even a large dental practice.



CRANEX TOME, the newest member of the CRANEX family, has been specially developed for implant tomography.

Towards full-field direct digital mammography

The global market for mammography devices is estimated to be approximately EUR 350 million. Growth in the market is due to increasing interest in digital technology and the heightened awareness of female health issues. Instrumentarium Imaging is right at the forefront of digital mammography development. In 2001, the division was the first in the world to initiate clinical trials with an amorphous Selenium (a-Se) detector-based full-field digital mammography (FFDM) device. A-Se is likely to be the detector material of choice in FFDM because it offers high resolution with low dose. Full commercial deployment of FFDM still requires certain breakthroughs in technology and manufacturing, however. The division's new mammography device, Diamond, is a state-of-the-art platform for all digital applications, including spot imaging, stereotactic work and virtual 3-D imaging with TACT®, as well as FFDM in the future.


Helping improve care
for the newborn

Net sales*, EUR million


80
70
60
50
40
30
20
10
0
1998 1999 2000 2001

* from April 4, 1998

R&D expenses*, EUR million


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1998 1999 2000 2001

* from April 4, 1998

Ohmeda Medical

MEDICAL EQUIPMENT

Ohmeda Medical is a worldwide leader in products and services for infant care, as well as for suction and oxygen therapy in patient care. For perinatal care in the Neonatal Intensive Care Unit (NICU), Obstetrics Unit or the home, the division's wide range of products includes infant incubators, radiant warmers, phototherapy systems and vital signs monitors for neonates.

Ohmeda Medical seeks growth in the hospital perinatal product market by offering an expanding range of new products based on state-of-the-art technology platforms. This will be accomplished through significant investments in R&D and forging alliances with strategic partners. The division aims to strengthen its leading market position in North America and increase its presence in other markets.

Innovations for the care of infants

The global market for infant care devices is estimated to be approximately EUR 700 million. With the demographic changes happening among the child-bearing populations in most of the established and emerging industrialized countries, there is growing demand for neonatal care. In common with other areas of healthcare, infant care is experiencing higher demands for productivity, with an emphasis on cost containment.

Additionally care that was once given almost exclusively in the hospital is now being continued in the home environment. For Ohmeda Medical, these changes offer the opportunity to introduce products that can significantly improve the quality of infant care, and by eliminating clinical process inefficiencies, also help reduce the overall cost of infant care.

The Giraffe® platform

The name Giraffe designates the technology platform from which a revolutionary new family of developmentally supportive products are being introduced by Ohmeda Medical. This platform has been the result of years of research and insight gained from talking with hundreds of clinicians, researchers and families of NICU babies. Products from the Giraffe platform combine state-of-the-art technology with innovative design to help promote healthy outcomes for even the most intensively ill infants. In 2001, an incubator for the Giraffe family was launched and the division has several additional Giraffe products under development for launch in the coming years.



Ohmeda Medical can offer a complete care station equipped with incubator, neonatal monitor and phototherapy.

The Giraffe Incubator

The new Giraffe Incubator, which was launched in 2001, has been enthusiastically embraced by customers worldwide as the new standard for caring for critically ill babies. The incubator is the most advanced, user-friendly and developmentally supportive microenvironment available today. The incubator offers babies an unsurpassed healing environment providing the ambient light, sound, touch, humidity and oxygen, as well as the thermal support needed for healthy growth and development. With an integral elevator in the platform, the incubator better supports both parent and caregiver interaction. The bed platform can be lowered so that the mother and other family members can be seated for extended interaction with their baby, an important period for fostering baby development and family bonding. At the touch of a button, the platform can then be elevated to allow the caregiver optimal access to the bed and the infant. Additional features that ease the caregiver's role are the large openings for unobstructed access to the baby, and the location of the control panel for user access from either side of the bed.

Expanding product portfolio

Ohmeda Medical has enjoyed continued success with established infant care products, such as its BiliBlanket® phototherapy systems, for the treatment of infant jaundice, and enGuard® neonatal monitors, recognized in the market for their high quality and innovative design. The division continues to expand its portfolio with new, technologically advanced products for improved infant care. New product introductions for 2002 will include the Giraffe Spot PT Lite™, which provides "cool" phototherapy light through a flexible fiberoptic neck for the effective treatment of infant jaundice without discomfort.


See, and be seen
in style

Key figures for Optical Retail

	2001	2000	%
Net sales (EUR million)	**104.3**	95.6	+9
Operating profit* (EUR million)	**10.7**	10.3	+4
Personnel, average	**889**	811	+10

*before non-recurring items and amortization of goodwill

Net sales, EUR million


120
100
80
60
40
20
0
1997
1998
1999
2000
2001

Optical Retail Division

OPTICAL RETAIL

Optical Retail Division is a leading European retailer of optical products. The division is the market leader in Finland and Estonia, and holds a significant market position in the metropolitan areas of Sweden. Integral to the division is the operation of its own lens-grinding laboratory and centralized logistics chain in support of all of its stores. The division also retails home health care products in Finland and Estonia.

Optical Retail Division intends to strengthen its leading market positions in Finland and Estonia, as well as to expand its presence in Sweden, by focusing on quality customer service and leveraging its close supplier relationships. Instrumentarium incorporated the assets related to its Optical Retail Division in Finland as a separate company during 2001 in order to maintain the ability of the division to independently develop its business.

Brands that are part of our daily lives

In Finland, the division uses Instrumentarium as the main store chain brand, targeting different customer segments through two additional branded chains, Nissen and KEOPS. Optical products have become a daily feature in most people's lives, with up to six out of ten adults wearing spectacles. The market for optical products is estimated to be approximately EUR 220 million in Finland. In the nearby markets primarily addressed by the division, there is an additional market worth EUR 330 million. Overall, the optical markets are expected to continue to grow in line with the growth in consumer spending forecast for the Nordic and Baltic economies.

Innovation driving optical retail spending

The creative use of light materials has attracted users of eyeglasses back to the stores more frequently in recent years. In particular, EyeLite eyeglasses, weighing just a few grams including the lenses and frames, have proven a big hit in 2001. The vast range of EyeLite frames, lens shapes and colorings, means that a customer can be fitted with a virtually unique pair of eyeglasses, for a modest payment. Innovation in materials and fashion trends mean that every year's new models are likely to entice the trend conscious consumer back to the stores.

Good store sales growth in 2001

The Optical Retail Division maintained its leading position in the Finnish market during 2001, and with good sales growth, gained market leadership also in the Estonian market. Good growth in the Swedish operation, Ögat, which focuses on the cities of Stockholm and Gothenburg, was helped by the acquisition of several new stores in mid 2001. Growth in sales of home healthcare products also contributed in 2001.

Higher growth in sunglasses sales

The retailing of sunglasses, together with the combining of sunglass properties with prescription lenses, has become a significant revenue generator for both eyeglass and contact lens users. In addition, successful marketing and good store locations attract a substantial share of the market for sunglass sales to consumers with normal vision. When choosing sunglasses, customers are at their most fashion-conscious, which helps purchasing frequency.



Light, metal frames make for elegant eyeglasses, and they have proved very popular.

The timing of marketing campaigns, together with the trend for holidays the year round, means that sunglass sales are less seasonal than in the past.

New marketing well received

The launch of Instrumentarium chain's major new concept "Look&Life" was well received by customers. The first Instrumentarium Megastore was also well received and the retail model extended to six stores in 2001. Megastores are comfortably large for customers to enjoy selecting from a very wide range of eyeglass frames and sunglasses.

Instrumentarium has built a strong customer relationship program over more than two decades. Nearly half a million Finns now have the Instrumentarium chain loyalty card and this successful one-on-one marketing strategy is now to be followed by the Nissen chain stores. The loyalty cards contain customer data on a microchip to enhance personal customer service.

Net sales and profit

Instrumentarium's net sales totaled EUR 1,025.4 million for 2001, an increase of 12% compared to the previous year. Net sales increased in all business segments. Anesthesia and Critical Care, the Group's main business, contributed approximately two-thirds of the overall growth in sales. The increase in sales for the Medical Equipment segment was highest in relative terms.

Operating profit before non-recurring items and amortization of goodwill was EUR 132.0 million (EUR 89.9 million in 2000). Operating profits increased in all business segments compared to the previous year. The higher operating profit was mainly due to the significant improvement in profitability by the largest division, Datex-Ohmeda, the combination of sales of products with higher gross margins as well as a decrease in expenses compared to the previous year. Other operating income was a net EUR 1.3 million, having been EUR 22.6 million for the previous year.

Income before extraordinary items was EUR 103.6 million (EUR 66.6 million). There were no non-recurring items in 2001, compared to EUR 6.2 million of non-recurring income in 2000. Net financing expenses were EUR 11.9 million (EUR 13.2 million).

Earnings per share were EUR 3.01 compared to EUR 1.80 in the previous year. Shareholders' equity per share was EUR 21.62 (EUR 19.57).

Development by business segment

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment totaled EUR 714.0 million, which is 11% higher than in the previous year. Datex-Ohmeda's sales developed more evenly through 2001, compared to the previous year, although sales were again stronger in the fourth quarter relative to the preceding quarters.

Of Datex-Ohmeda's business areas, best sales development was seen in the area of patient monitoring, with sales of the System/5 critical care monitors improving the most. Sales of anesthesia monitoring developed well, especially in the USA. Sales in the area of anesthesia, drug delivery and ventilation also increased over the previous year, with highest sales growth for integrated anesthesia workstations. Overall, sales of pulse oximetry, supplies and accessories as well as service increased somewhat.

By market area, Datex-Ohmeda had highest growth in sales to Europe, where sales increased 15%. Sales to North America increased 9%, while sales to Asia-Pacific increased 6%. In 2001, North America accounted for 47% of sales of Datex-Ohmeda, Europe for 36%, the Asia-Pacific region for 12% and the rest of the world for 5%.

Incorporated as a separate company group from the beginning of the year, Deio, which offers care information systems, focussed primarily on putting its operations on a firm footing, as well as new product development. Deio now has solution provider subsidiaries in six countries and certified distributors in an additional eleven. The efforts to develop Deio impacted profitability of the Anesthesia and Critical Care segment negatively by EUR 10.4 million during 2001.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 103.1 million (EUR 58.6 million). The significantly higher operating profit was due to higher sales volume in Datex-Ohmeda and a sales mix with a higher share of higher margin products. Profitability was also positively impacted by the program aimed at improving operating efficiencies in Datex-Ohmeda, as a result of which indirect expenses decreased compared to the previous year.

Medical Equipment

The Medical Equipment segment reported net sales of EUR 206.4 million, which is 20% higher than in the previous year. All of the business units increased their net sales compared to the previous year, except for project sales unit Medko Medical.

The combined sales of the diagnostic imaging equipment manufacturing units Instrumentarium Imaging and Soredex were EUR 99.9 million (EUR 73.1 million). Somewhat less than a half of the 37% growth in net sales was due to the acquisition of Soredex. Strong growth in sales was recorded for mammography and dental products, although growth in sales of dental products was primarily due to the acquisition. Sales of surgigal imaging products grew less than sales of other product groups. The profitability of the division improved significantly compared to the previous year.

Ohmeda Medical's net sales of infant care as well as suction and oxygen therapy products amounted to EUR 71.4 million (EUR 57.6 million), which is an increase of 24% compared to the previous year. The good growth in sales was principally due to good sales of the Giraffe OmniBed neonatal carestation during the first half of the year. However, related to a patent dispute in the USA, there has been an injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since 1 August 2001, other than for orders on hand on that date. The profitability of Ohmeda Medical improved over the previous year.

Merivaara's sales of medical furniture were EUR 30.1 million (EUR 26.7 million), which is 13% higher than in the previous year. The growth was mainly a result of an increase in domestic sales.



In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 17.9 million (EUR 14.8 million).

Optical Retail

Net sales for the Optical Retail segment were EUR 104.3 million (EUR 95.6 million), representing growth of 9% compared to the previous year. The combined sales of the store chains in Finland increased 10%, which was higher than the growth in the optical retail sector overall. Sales for the Ögat store chain in Sweden grew 13% in local currency, two-thirds of the growth was from acquisitions in spring 2001. Sales in Estonia continued to increase strongly, which was partly due to an increase in the number of stores. Due to weak profitability, it was decided to end operations in Latvia at the end of 2001. One store operates in St. Petersburg, Russia. Currently, Optical Retail Division has a total of 172 stores, of which 135 in Finland, 22 in Sweden, 14 in Estonia and 1 in Russia.

The assets and operations related to the Optical Retail Division in Finland were incorporated as a separate legal entity Instru optiikka Oy, on 1 May 2001. Optical Retail Division also comprises the companies operating in Sweden, Estonia and Russia.

In the Optical Retail segment, operating profit before non-recurring items and amortization of goodwill was slightly higher than in the previous year at EUR 10.7 million (EUR 10.3 million). As a share of revenues, expenses increased compared to the previous year. The increase in expenses was partly attributable to the closing of operations in Latvia.

Financing

Net financing expenses totaled EUR 11.9 million (EUR 13.2 million). The decrease was primarily the result of a decrease in interest expenses. Interest-bearing net debt decreased by EUR 40.5 million and totaled EUR 185.0 million (EUR 225.5 million) at the end of the year. Equity ratio was 54% (50%) and gearing 36% (48%).

Capital expenditure and R&D expenses

The Group's capital expenditure totaled EUR 43.3 million (EUR 51.0 million). EUR 15.6 million was invested in machinery and equipment, EUR 7.6 million in buildings and land, and EUR 20.1 million in shares and shareholdings and other long-term expenditure, including the purchase of Soredex. Planned depreciation amounted to EUR 39.9 million (EUR 41.9 million).

Research and development expenses were EUR 66.6 million (EUR 63.8 million). As a share of revenues, R&D expenses amounted to 7% of net sales for the anesthesia and critical care business, 9% for diagnostic imaging and 7% for infant care and suction and oxygen therapy products.

Personnel and administration

Full-time employees of Instrumentarium Group totaled 5,386 at the end of 2001. The average number of employees for the year 2001 was 5,317 (5,205), of which the parent company, Instrumentarium Corporation, employed 1,503 (1,917). The incorporation of both Deio and Instru optiikka significantly reduced the number of employees at the parent company.

Chairman of the Board of Directors in 2001 was Gerhard Wendt, Ph.D. President and Chief Executive Officer was Olli Riikkala, M.Sc. (Tech.), MBA, who also is a member of the Board of Directors. The other members of the Board of Directors were Erkki Etola, M.Sc. (Tech.) (until 26 March 2001), Juhani Kuusi, Professor, D.Sc. (Tech.), Mikael Lilius, M.Sc. (Econ.), Timo Peltola, D.Econ. h.c. (from 26 March 2001), Jukka Takala, Professor, M.D., Ph.D. and Turo K. J. Tukiainen, LL.B., MBA.

Net sales, EUR million



1,200
1,000
800
600
400
200
0
1997 1998 1999 2000 2001

Operating profit, EUR million



120
100
80
60
40
20
0
1997 1998 1999 2000 2001

Income before extraordinary items, EUR million



120
100
80
60
40
20
0
1997 1998 1999 2000 2001

Dividends, EUR million



30
25
20
15
10
5
0
1997 1998 1999 2000 2001*

100-year anniversary bonus dividend
* proposed by the Board of Directors

Acquisitions and Group restructuring

At the beginning of 2001 the assets and operations related to care information solutions business of Datex-Ohmeda were incorporated into the Deio group of companies.

In May 2001, Instru optiikka Oy was incorporated as a separate legal entity from Instrumentarium Corporation.

In May 2001 two companies involved in optical retailing were acquired in the Stockholm region of Sweden. At the end of 2001 it was decided to close the three stores in Latvia and dissolve the company SIA Instrumentarium Optika.

In July 2001, the assets and operations of the dental diagnostic imaging division Soredex were purchased. As a result of the acquisition, Instrumentarium became the largest supplier of dental panoramic X-ray devices.

Stock options

In accordance with the 1998 stock option plan, the number of issued stock options at the end of 2001 totaled 1,025,500, which allow the holders to subscribe to a maximum of 1,226,599 shares in Instrumentarium. The maximum amount of stock options in the stock option plan is 1,090,987 allowing the holders to subscribe to a maximum of 1,304,930 shares.

Under the 2001 stock option plan the share subscription price for a stock option 2001B shall be the trade volume weighted average quotation of the Instrumentarium share on the Helsinki Exchanges between 1 October and 31 December 2001, and is EUR 43.08. Under the 2001 stock option plan, a total of 361,800 stock options were issued at the end of the year, allowing the holders to subscribe to 361,800 shares. A maximum total of 860,000 Instrumentarium shares may be subscribed for under the 2001 stock option plan.

Own shares

The Group owned 111,361 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Changes in ownership

On 2 January 2002 Sampo plc, announced that it had entered into an agreement whereby Sampo plc Group's shareholding in Instrumentarium Corporation fell to 3.87% of the share capital of Instrumentarium Corporation.

The Annual General Meeting

On 12 February 2002, the Board of Directors of Instrumentarium Corporation decided to propose the convening of the Annual General Meeting on 25 March 2002.

In addition to ordinary matters, items proposed are granting the Board of Directors the authorization to purchase and dispose of own shares in the Corporation and the authorization to raise additional share capital. In addition, the meeting will decide on the Board of Directors proposal to increase the Corporation's share capital through a bonus issue by issuing for one old share in Instrumentarium, one new share without consideration. If the bonus issue is approved of by the Annual General Meeting, the share capital and number of shares would double.

In addition to the bonus issue, the number of the company's ADRs listed on the Nasdaq Stock Market in the United States would be adjusted so that one ADR would equal one share in Instrumentarium Corporation, whereas presently two ADRs equal one share.

Prospects for 2002

In 2001, Instrumentarium's largest division, Datex-Ohmeda, clearly strengthened its position in the market for anesthesia equip-

Gearing, %


70
60
50
40
30
20
10
0
-10
1997 1998 1999 2000 2001

Equity ratio, %


80
70
60
50
40
30
20
10
0
1997 1998 1999 2000 2001

Return on Investment, %


18
16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001

Return on equity, %


16
14
12
10
8
6
4
2
0
1997 1998 1999 2000 2001

ment and systems. Datex-Ohmeda also improved its position in the critical care market, although growth expectations were not met in the USA. The goal for Datex-Ohmeda for 2002 is to continue to strengthen its market position in anesthesia and especially in critical care, as well as to maintain its good level of profitability.

The operations of Deio, in care information solutions, were established in 2001. In line with the long term plans to develop the care information solutions business, the investment efforts in Deio in 2002 are estimated to continue at the level of 2001.

All of the divisions in the Medical Equipment segment have strong positions in their markets. The prospects for the segment overall are good. The patent litigation may negatively affect sales growth for Ohmeda Medical.

Optical Retail strengthened its market position in Finland, Sweden and Estonia during 2001. The outlook for 2002 is stable.

Overall, the situation for the Instrumentarium Group is stable and earnings for 2002 are expected to be higher than for the previous year.

Proposal for the distribution of profits

On 31 December 2001 the consolidated, non-restricted equity of the Group available for distribution was EUR 335,222,648.48.
The Parent Company's non-restricted equity available for distribution was EUR 365,197,184.72.

The Board of Directors proposes that profits be allocated as follows:

- Dividend of EUR 1.20 per share be paid on 24,082,406 shares (EUR 0.60/ADR), total of	EUR 28,898,887.20
- Donation to the Instrumentarium Scientific Fund	EUR 25,000.00
- To be posted to the retained earnings	EUR 336,273,297.52

Helsinki, 12 February 2002

Gerhard Wendt
Chairman of the Board of Directors

Juhani Kuusi · Mikael Lilius · Timo Peltola

Olli Riikkala, President and CEO · Jukka Takala · Turo K. J. Tukiainen

Capital expenditure, EUR million


70
60
50
40
30
20
10
0
393,7
1997 1998 1999 2000 2001

Earnings and dividend per share, EUR


3,5
3,0
2,5
2,0
1,5
1,0
0,5
0
1997 1998 1999 2000 2001*
Earnings per share
Dividend per share
100-year anniversary bonus dividend per share

* proposed by the Board of Directors

Consolidated income statement

EUR thousands	Note	1999	2000	**2001**
Net sales	(2)	773,477	912,843	**1,025,361**
Cost of goods sold		-371,296	-454,756	**-489,894**
Gross profit		402,182	458,088	**535,466**
Selling and marketing expenses		-205,305	-240,306	**-244,080**
Research and development expenses		-53,305	-63,816	**-66,627**
General and administrative expenses		-86,388	-86,714	**-94,092**
Other operating income and expenses, net	(3)	2,651	22,643	**1,311**
Operating profit before non-recurring items and amortization of goodwill		59,834	89,896	**131,978**
Non-recurring operating income and expenses, net	(3)	6,388	6,177	
Amortization of goodwill	(4)	-19,556	-16,344	**-16,501**
Operating profit		46,666	79,729	**115,477**
Financing income and expenses, net	(5)	-15,508	-13,177	**-11,899**
Income before extraordinary items		31,158	66,552	**103,578**
Extraordinary income and expenses, net	(6)	30,852	3,520	
Income after extraordinary items		62,010	70,072	**103,578**
Income taxes	(7)	-14,592	-23,465	**-31,438**
Income before minority interest		47,418	46,607	**72,140**
Minority interest		100	-29	**-4**
Net income		47,518	46,579	**72,136**
Earnings per share, EUR	(8)	0.69	1.80	**3.01**
Diluted earnings per share, EUR	(8)	0.69	1.80	**3.00**

Consolidated cash flow statement

EUR thousands	Note	1999	2000	2001
Cash flow from operating activities				
Net income		47,518	46,579	**72,136**
Adjustments to net income	(9)	28,918	45,275	**79,678**
Change in working capital	(9)	-75,824	-27,717	**-12,471**
Net cash provided by operating activities before interests and taxes		612	64,137	**139,344**
Interests paid		-18,114	-20,456	**-11,145**
Taxes paid		-22,564	-26,563	**-26,800**
Net cash provided by (used in) operating activities		-40,066	17,118	**101,399**
Cash flow from investing activities				
Acquired companies and businesses	(9)	-1,039	-20,594	**-16,980**
Investments in other non-current assets		-27,197	-27,976	**-26,278**
Proceeds from disposition of companies and businesses		7,127	44,730	**251**
Proceeds from sale of other non-current assets		25,071	27,304	**3,393**
Increase (-) decrease (+) in short-term investments		7,039	-402	**-224**
Increase (-) decrease (+) in other long-term investments		-287	-7,671	**-10,200**
Surplus related to dissolution of Instrumentarium Pension Fund		30,852		
Ohmeda acquisition [1]			47,913	
Net cash provided by (used in) investing activities		41,566	63,303	**-50,039**
Cash flow after investing activities		1,499	80,420	**51,360**
Cash flow from financing activities				
Dividends paid		-14,186	-16,143	**-23,999**
Increase (+) decrease (-) in short-term debt		38,134	-31,067	**-9,629**
Increase (+) decrease (-) in long-term debt		-29,071	-31,259	**-16,741**
Net cash used in financing activities		-5,123	-78,469	**-50,368**
Net increase (+) decrease (-) in cash and cash equivalents		-3,624	1,952	**991**
Cash and cash equivalents at beginning of year		22,117	20,366	**22,419**
Effect of exchange rate changes on cash		1,872	102	**342**
Cash and cash equivalents at end of year		20,366	22,419	**23,753**

[1] The payment in September 2000 from Baxter Healthcare Corporation related to Ohmeda acquisition

Consolidated balance sheet

ASSETS

EUR thousands	Note	Dec. 31, 2000	**Dec. 31, 2001**
NON-CURRENT ASSETS			
Intangible assets	(10)		
Intangible rights		5,047	**4,545**
Goodwill		264,689	**255,640**
Other capitalized expenditures		4,252	**5,763**
		273,988	**265,948**
Tangible assets	(10)		
Land and water areas		6,012	**6,083**
Buildings		58,421	**62,794**
Machinery and equipment		44,689	**43,775**
Advance payments and assets under construction		2,748	**3,127**
		111,871	**115,779**
Investments			
Shares and holdings in associated companies	(11)	37	**75**
Other shares and holdings	(11)	18,664	**15,152**
Receivables from associated companies	(12)	210	**85**
Loans receivable	(12)	14,992	**19,129**
Treasury shares	(13)	4,035	**4,062**
		37,939	**38,503**
CURRENT ASSETS			
Inventories			
Raw material and supplies		58,518	**70,129**
Work-in-progress		19,449	**25,535**
Finished goods		90,578	**79,745**
		168,546	**175,408**
Deferred tax asset	(14)	20,049	**14,411**
Receivables	(12)		
Accounts receivable		262,282	**292,027**
Loans receivable		1,475	**1,523**
Other receivables		11,205	**19,754**
Prepaid expenses and accrued income		30,940	**18,530**
		305,901	**331,834**
Cash and cash equivalents		22,419	**23,753**
TOTAL ASSETS		940,713	**965,637**

Consolidated balance sheet

SHAREHOLDERS' EQUITY AND LIABILITIES

EUR thousands	Note	Dec. 31, 2000	**Dec. 31, 2001**
SHAREHOLDERS' EQUITY	(13)		
Share capital		48,169	**48,169**
Share premium account		108,001	**108,001**
Reserve for treasury shares		4,035	**4,062**
Other reserves		5,307	**4,923**
Retained earnings		261,163	**285,084**
Net income for the period		46,579	**72,136**
Total shareholders' equity		473,255	**522,376**
Minority interest		-6	**245**
LIABILITIES			
Deferred tax liabilities	(14)	19,979	**22,556**
Long-term liabilities	(15)		
Loans from financial institutions		146,717	**130,036**
Other long-term liabilities		7,259	**7,084**
		153,976	**137,120**
Short-term liabilities	(16)		
Loans from financial institutions		100,724	**78,201**
Advance payments		2,979	**3,836**
Accounts payable		57,110	**58,673**
Other short-term liabilities		16,078	**17,011**
Accrued liabilities		116,618	**125,619**
		293,510	**283,340**
Total liabilities		467,464	**443,016**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		940,713	**965,637**

Consolidated statements of changes in shareholders' equity

EUR thousands	Share capital	Share premium account	Treasury shares	Other reserves	Cumulative translation adjustment	Retained earnings [1]	Total
Balance at December 31, 1999	48,169	108,001	3,423	6,616	247	279,166	445,622
Transfer to reserve for treasury shares			613			-613	
Transfer to other reserves				-1,309		1,309	
Reverse of revaluation						-467	-467
Dividends						-16,143	-16,143
Donation						-50	-50
Translation adjustments					-2,286		-2,286
Net income						46,579	46,579
Balance at December 31, 2000	48,169	108,001	4,035	5,307	-2,038	309,781	473,255
Transfer to reserve for treasury shares			27			-27	
Transfer to other reserves				-384		384	
Dividends						-23,974	-23,974
Donation						-25	-25
Translation adjustments					984		984
Net income						72,136	72,136
Balance at December 31, 2001	**48,169**	**108,001**	**4,062**	**4,923**	**-1,054**	**358,275**	**522,376**

[1] Retained earnings at December 31, 2001 include equity share of untaxed reserves amounting to EUR 21,998 thousand, which are not distributable.

Notes to the financial statements

1. Accounting principles

Basis of presentation and reclassification

The consolidated financial statements of Instrumentarium Corporation and subsidiaries (the "Group") are prepared in accordance with generally accepted accounting principles in Finland. Certain prior year balances and notes thereto have been reclassified to conform to the current year presentation. The accounts for 2001 and 2000 have been prepared in euros. Figures stated in Finnish markka for previous years have been restated into euros using the official conversion rate at January 29, 1999, 1 euro = 5.94573 markka. The financial statements of the parent company include income statement, balance sheet and the statement of changes in shareholders' equity.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in Finland requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of Instrumentarium Corporation and those companies in which the parent company, directly or indirectly through subsidiaries, holds over 50 percent of the voting rights. Companies acquired during the accounting period are consolidated from the date of acquisition. Companies sold during the accounting period are consolidated up to the date of sale.

Acquisitions of companies are accounted for using the purchase method. Goodwill represents the excess of the purchase cost over the fair value of the net assets of acquired companies. The excess of the purchase cost is allocated to the fair value of the acquired fixed assets. The remaining difference is carried as goodwill and is amortized on a straight-line basis over its expected useful life not exceeding 20 years. These principles are also applied where appropriate in the case of mergers or liquidations of Group companies.

All inter-company transactions and balances are eliminated as part of the consolidation process. Minority interests are presented separately before reserves but after taxes in the income statement and they are also presented separately from shareholders' equity and reserves in the consolidated balance sheet.

The Group's share of profits and losses of associated companies, in which the Group holds 20 to 50 percent of the voting rights, is included in the consolidated income statement in accordance with the equity method of accounting. The share of result of associated companies whose activity is closely connected with the business areas of Instrumentarium, is recorded in other income and expenses, net. The share of result of other associated companies is recorded in financing income and expenses, net. The share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheet.

Foreign currency translation

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, unsettled foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the balance sheet date. Foreign exchange gains and losses related to normal business operations and foreign exchange gains and losses associated with financing are entered under financial income and expenses.

The income statements of foreign subsidiaries are translated into euro at the average of average monthly exchange rates for the year. The balance sheet items except net income are translated into euro at the exchange rate of the balance sheet date. Differences arising from the translation of shareholders' equity and income statement and balance sheet are recorded under shareholders' equity. Exchange differences that result from loans and financial instruments designated as hedges of net investments in foreign subsidiaries are recorded against the translation differences in the consolidated shareholders' equity, net of taxes.

Revenue recognition

Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is probable.

Research and development costs

Research and development costs are expensed as incurred.

Pensions and coverage of pension liabilities

The pension schemes of Finnish Group companies are covered by pension insurance companies. Non-Finnish subsidiaries make their own pension arrangements in accordance with local practice and legislation. Instrumentarium has met minimum funding requirements for the countries in which it maintains pension schemes.

Non-current assets

Intangible and tangible assets are valued at the original direct cost of acquisition less planned depreciation. Land areas are not depreciated. Depreciation is recorded by using the straight-line method based on estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings	20–40 years
Machinery and equipment	4–10 years
Intangibles	3–10 years
Goodwill	5–20 years

The Company reviews long-lived assets and certain intangibles to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is required to be recognized in an amount by which the asset's net book value exceeds its fair market value.

Inventories

Inventories are stated at the lower of cost, on a first-in-first-out (FIFO) basis, or net realizable value. Net realizable value is the amount that can be realized from the sale of the asset in the normal course of business less the costs of realization. In the case of products manufactured by the Company itself, inventory values in the consolidated accounts include an appropriate proportion of production overheads in addition to the direct cost of purchase.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and unrestricted deposits with banks with original maturities of three months or less.

Taxes on extraordinary items
Taxes on extraordinary income and expenses are included in extraordinary items.

Untaxed reserves
In Finland and certain other countries, companies are permitted to reduce or increase taxable income by net charges or by income representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company's financial statements and accumulated on the balance sheet. Such amounts are included, net of taxes, in retained earnings in the consolidated balance sheet.

Income taxes
Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the Group companies, and adjustments of taxes for previous years.

A deferred tax liability or asset has been determined for temporary differences between tax bases of assets and liabilities and their amounts in financial reporting, using enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries since, in most cases, such earnings can be transferred to the parent company without tax consequences. The Company does not provide deferred income taxes on undistributed earnings of foreign subsidiaries because such earnings is intended to be permanently reinvested in those operations. A deferred tax liability will be recognized if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be recovered in a taxable manner, such as through dividends or sale of the investments.

Warranty
Provision for estimated warranty costs is recorded at the time of the sale and periodically adjusted to reflect actual experience.

Derivative Financial Instruments
The Company uses a variety of derivative financial instruments, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. The Company is not a party to leveraged financial instruments.

As a main principle, interest rate and foreign exchange related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated a fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income.

Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception and on an ongoing basis.

Stock options
The Company has granted stock options to key personnel of the group as a part of the compensation structure (Stock option plans 1998 and 2001). The options are granted with a fixed exercise price set on a date outlined in the plan. When the options are exercised, the proceeds received (less possible transaction costs) are credited to share capital (the countervalue of the shares for accounting purposes) and share premium account.

The group has recognized a provision for social security costs on unexercised stock options granted to employees.

Earnings per share
Earnings per share is based on income before extraordinary items and income taxes adjusted for minority interests and taxes relating to normal business operations. This amount is then divided by the weighted average number of shares outstanding. According to Finnish GAAP, in calculating the weighted average number of shares outstanding, the subscribed shares have been included from their payment date. The own shares owned by the Group have been deducted from the amount of shares outstanding from the date they have been received.

In calculating the dilution effect, the number of shares which would be issued on conversion of all stock options into shares has been added to the weighted average number of shares. The proceeds from this conversion have been assumed to have been used for purchasing own shares at fair values and the number of these shares has been deducted from the calculation.

Exchange rates used in consolidation

	Average			Year-end	
	1999	2000	**2001**	2000	**2001**
USD	1.065	0.924	**0.896**	0.931	**0.881**
SEK	8.808	8.446	**9.256**	8.831	**9.301**
NOK	8.316	8.114	**8.049**	8.234	**7.952**
GBP	0.659	0.609	**0.622**	0.624	**0.609**
CAD	1.582	1.371	**1.387**	1.397	**1.408**
JPY	121.341	99.530	**108.734**	106.920	**115.330**
AUD	1.651	1.589	**1.732**	1.677	**1.728**

2. Segment information

Development by business segment

EUR thousands	1999	2000	**2001**
Net sales			
Anesthesia and Critical Care	550,617	641,235	**713,960**
Medical Equipment	110,866	171,745	**206,397**
Optical Retail	89,775	95,556	**104,314**
Other[1]	22,220	4,307	**690**
	773,477	912,843	**1,025,361**
Operating profit			
Anesthesia and Critical Care	47,265	58,649	**103,131**
Medical Equipment	4,042	14,827	**17,857**
Optical Retail	9,339	10,284	**10,661**
Other[1]	-811	6,135	**329**
Operating profit before non-recurring items and amortization of goodwill	59,834	89,896	**131,978**
Non-recurring operating income and expenses, net	6,388	6,177	
Amortization of goodwill	-19,556	-16,344	**-16,501**
Operating profit	46,666	79,729	**115,477**
Net operating assets			
Anesthesia and Critical Care[2]		494,953	**480,904**
Medical Equipment[2]		111,548	**140,269**
Optical Retail[2]		21,413	**24,895**
Other[1]		93,242	**85,321**
Net operating assets		721,155	**731,389**
Non-interest bearing liabilities		219,558	**234,248**
Total assets		940,713	**965,637**
Capital expenditure			
Anesthesia and Critical Care	14,285	10,840	**9,269**
Medical Equipment	3,597	27,624	**18,849**
Optical Retail	4,489	3,697	**7,325**
Other[1]	5,266	8,841	**7,815**
	27,636	51,001	**43,258**
Depreciation and amortization			
Anesthesia and Critical Care	13,455	15,866	**14,160**
Medical Equipment	1,791	2,487	**3,245**
Optical Retail	2,509	2,622	**3,018**
Other[1]	7,283	4,552	**2,937**
Amortization of goodwill	19,556	16,344	**16,501**
	44,594	41,871	**39,861**
Average number of personnel			
Anesthesia and Critical Care	3,529	3,463	**3,341**
Medical Equipment	703	861	**1,020**
Optical Retail	779	811	**889**
Other[1]	161	71	**67**
	5,172	5,205	**5,317**

[1] Includes Group Administration and divested operations.
[2] Includes assets less non-interest bearing liabilities allocated to business segments.

Development by geographical segment

EUR thousands	1999	2000	**2001**
Net sales			
European Union	321,720	353,992	**395,539**
of which Finland	*108,331*	*97,230*	***104,292***
Rest of Europe	29,161	41,549	**47,264**
North America	323,528	390,142	**442,712**
Asia-Pacific	73,624	94,314	**100,821**
Rest of the world	25,445	32,847	**39,024**
	773,477	912,843	**1,025,361**
Net operating assets			
European Union		371,871	**387,498**
of which Finland		*197,604*	***214,556***
Rest of Europe		3,812	**3,945**
North America		464,723	**480,617**
Asia-Pacific		50,198	**51,446**
Unallocated assets		50,110	**42,131**
		940,713	**965,637**
Capital expenditure			
European Union		40,229	**35,452**
of which Finland		*31,327*	***28,700***
Rest of Europe		393	**113**
North America		9,736	**7,270**
Asia-Pacific		644	**423**
		51,001	**43,258**
Average number of personnel			
European Union	3,042	3,085	**3,166**
of which Finland	*2,014*	*1,931*	***1,990***
Rest of Europe	99	109	**139**
North America	1,741	1,733	**1,729**
Asia-Pacific	289	278	**283**
	5,172	5,205	**5,317**

Net sales are allocated based on the country in which customers are located.
Assets, capital expenditures and number of personnel are allocated based on the country in which the Group company is located.

3. Other operating income and expenses

EUR thousands	1999	2000	**2001**
Other operating income			
Rental income	4,923	4,654	**2,711**
Agency fees and profit sharing	284	6,155	**646**
Gain on sale of assets	3,885	12,509	**3,911**
Ohmeda acquisition (1)		3,008	
Other income	5,206	5,252	**3,219**
	14,298	31,577	**10,487**
Other operating expenses			
Expenses on rented properties	-3,452	-2,680	**-901**
Restructuring expenses	-3,746	-5,219	**-5,525**
Other expenses	-4,449	-2,842	**-3,003**
	-11,647	-10,741	**-9,429**

EUR thousands	1999	2000	**2001**
Share in result of associated companies		1,807	**253**
Other income and expenses, net	2,651	22,643	**1,311**

[1] The share of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition, which was booked as income

The restructuring expenses in 2001 totaling of EUR 5,525 thousand and in 2000 totaling of EUR 5,219 thousand are related to a program aimed at improving operating efficiencies in Datex-Ohmeda. The program was launched in 2000 and implemented in 2001. In 1999 the restructuring expenses totaling of EUR 3,746 thousand related to the reorganization of the technical service and support business of Datex-Ohmeda in USA. These expenses comprised of severance payments and other expenses related to closing down of certain operations.

EUR thousands	1999	2000	**2001**
Non-recurring operating income and expenses			
Securities trading	496		
Gain on sale of non-current marketable securities	3,116	4,851	
Disposal of business operations	2,250	1,327	
Restructuring and consulting expenses related to the acquisition of Ohmeda	526		
Non-recurring operating income and expenses, net	6,388	6,177	

4. Depreciation and amortization

EUR thousands	*1999*	*2000*	***2001***
Depreciation and amortization by asset category			
Intangible rights	1,566	1,972	**1,837**
Goodwill	19,556	16,344	**16,501**
Other capitalized expenditures	2,520	1,792	**1,591**
Buildings	5,319	5,265	**3,697**
Machinery and equipment	15,633	16,498	**16,236**
	44,594	41,871	**39,861**
Depreciation and amortization by function			
Cost of goods sold	6,933	7,037	**8,397**
Selling and marketing expenses	3,499	4,400	**3,921**
Research and development expenses	1,663	1,523	**1,429**
General and administrative expenses	11,079	10,990	**9,350**
Other operating expenses	1,863	1,577	**263**
Amortization of goodwill	19,556	16,344	**16,501**
	44,594	41,871	**39,861**

5. Financing income and expenses

EUR thousands	1999	2000	**2001**
Dividend income [1]	8,159	2,859	**372**
Interest and other financing income			
Interest income	2,465	2,026	**4,285**
Foreign exchange gains [2]	52,445	36,406	**29,288**
Other financing income	25	477	**4**
	54,935	38,909	**33,577**

EUR thousands	1999	2000	**2001**
Write-down of investments			
Write-down of long-term investments			**-2,356**
Interest and other financing expenses			
Interest expenses	-17,737	-15,746	**-11,161**
Foreign exchange losses [2]	-60,335	-38,969	**-31,904**
Other financing expenses	-222	-229	**-343**
	-78,294	-54,944	**-43,409**
Share in result of associated companies	-309	-1	**-84**
Total financing income and expenses, net	-15,508	-13,177	**-11,899**

[1] Dividend income including related avoir fiscal includes in 2001 EUR 38 thousand, in 2000 EUR 851 thousand and in 1999 EUR 4,753 thousand dividends received in the form of Instrumentarium Corporation shares.
[2] Foreign exchange gains and losses related to commercial assets and liabilities, and hedging these assets and liabilities, as well as hedging anticipated cash flows denominated in foreign currency

6. Extraordinary income and expenses

Included in extraordinary income for 2000 is an adjustment of EUR 3,520 thousand to amortization of goodwill for the years 1998 and 1999 triggered by the payment from Baxter Healthcare Corporation.

Included in extraordinary income for 1999 is a surplus related to the dissolution of Instrumentarium Pension Fund EUR 30,852 thousand and avoir fiscal related to it EUR 11,998 thousand. The related income taxes of EUR 11,998 thousand are recorded in the extraordinary expenses.

7. Income taxes

EUR thousands	1999	2000	**2001**
The domestic and foreign components of income before extraordinary items are as follows:			
Finland	24,724	50,219	**59,760**
Other countries	6,434	16,334	**43,818**
	31,158	66,552	**103,578**
The components of income taxes are as follows:			
Current taxes			
Finland	12,694	19,581	**20,806**
Other countries	3,791	12,560	**5,663**
	16,485	32,141	**26,469**
Deferred taxes			
Finland	-1,580	-8,954	**366**
Other countries	-313	278	**4,603**
	-1,893	-8,676	**4,970**
Income taxes, total	14,592	23,465	**31,438**

The principal reasons for the difference between income tax at Finnish statutory rate and effective tax rate calculated on income before extraordinary items:

	1999	2000	**2001**
Income tax at Finnish statutory rate	28%	29%	**29%**
Amortization of goodwill on consolidation	14%	6%	**4%**
Operating losses with no current tax benefit	3%	3%	**1%**
Adjustments of prior years tax accruals		-8%	**-1%**
Taxes of foreign subsidiaries, which exceed the Finnish statutory rate	2%	6%	**2%**
Utilized tax loss carryforwards, no deferred tax asset recognized		-1%	**-5%**
Effective tax rate on income before extraordinary items	47%	35%	**30%**

8. Earnings per share

EUR thousands	1999	2000	**2001**
Earnings per share			
Income before extraordinary items	31,158	66,552	**103,578**
Minority interests	100	-29	**-4**
Income taxes	-14,592	-23,465	**-31,438**
	16,666	43,059	**72,136**
Weighted average number of shares outstanding (in thousands)	24,049	23,980	**23,973**
Earnings per share, EUR	0.69	1.80	**3.01**
Diluted earnings per share			
Income before extraordinary items	31,158	66,552	**103,578**
Minority interests	100	-29	**-4**
Income taxes	-14,592	-23,465	**-31,438**
	16,666	43,059	**72,136**
Weighted average number of shares outstanding (in thousands)	24,109	23,980	**24,085**
Diluted earnings per share, EUR	0.69	1.80	**3.00**

9. Consolidated cash flow statement

EUR thousands	1999	2000	**2001**
Following adjustments are made to convert net income on an accrual basis to a cash basis and to remove the effects of items associated with cash flows elsewhere in the cash flow statement:			
Adjustments to net income			
Depreciation and amortization	44,594	41,871	**39,861**
Write-down of inventories	11,305	9,154	**9,730**
Write-down of receivables and non-current assets	2,335	1,697	**1,815**
Gain (-) loss (+) on sale of companies and businesses	-5,382	-9,829	
Gain (-) loss (+) on sale of other non-current assets	-4,609	-6,752	**-967**
Unrealized exchange gains (-) exchange losses (+)	-17,352	-22,939	**-13,789**
Income taxes	14,592	23,465	**31,438**
Interest expenses	17,737	15,746	**11,161**
Treasury shares received as dividend	-3,423	-613	**-27**
Surplus related to dissolution of Instrumentarium Pension Fund	-30,852		
Ohmeda acquisition [1]		-6,528	
Other adjustments	-27	3	**456**
Total adjustments	28,918	45,275	**79,678**
Change in working capital			
Increase (-) decrease (+) in inventories	-6,411	-5,712	**-8,040**
Increase (-) decrease (+) in accounts receivable	-37,165	-36,247	**-20,868**
Increase (-) decrease (+) in other current receivable	1,200	-8,654	**5,365**
Increase (+) decrease (-) in accounts payable	-22,942	5,846	**-1,180**
Increase (+) decrease (-) in other non-interest bearing liabilities	-10,506	17,050	**12,252**
Change in working capital	-75,824	-27,717	**-12,471**
Details of net assets acquired and goodwill are as follows:			
Acquired companies and businesses			
Non-current assets	104	1,165	**2,645**
Current assets, other than cash and cash equivalents	492	9,793	**9,638**
Liabilities assumed		-9,463	**-3,475**
Goodwill	444	19,100	**8,172**
Cash outflow on acquisition, net of cash acquired	1,039	20,594	**16,980**

[1] The share of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition which was recorded in other operating income and extraordinary income

10. Intangible and tangible assets

EUR thousands	2000	**2001**
Intangible assets		
Intangible rights		
Acquisition cost at beginning of year	22,863	**26,047**
Capital expenditure	1,262	**946**
Business acquisitions	617	**353**
Disposals and transfers between line items	-40	**-19,050**
Translation differences	1,346	**1,044**
Acquisition cost at end of year	26,047	**9,341**
Accumulated amortization at beginning of year	17,595	**21,000**
Amortization during the year	1,972	**1,837**
Accumulated amortization of business acquisitions	265	
Accumulated amortization of sold/disposed assets	-3	**-19,023**
Translation differences	1,171	**982**
Accumulated amortization at end of year	21,000	**4,795**
Net book value at end of year	5,047	**4,545**
Goodwill		
Acquisition cost at beginning of year	361,678	**340,531**
Capital expenditure	19,100	**1,601**
Business acquisitions		**6,723**
Disposals and transfers between line items	-40,226	**-1,179**
Translation differences	-21	**-682**
Acquisition cost at end of year	340,531	**346,993**
Accumulated amortization at beginning of year	62,745	**75,841**
Amortization during the year	16,344	**16,501**
Accumulated amortization of business acquisitions		**148**
Accumulated amortization of sold/disposed assets	-3,520	**-1,180**
Translation differences	272	**43**
Accumulated amortization at end of year	75,841	**91,353**
Net book value at end of year	264,689	**255,640**
Other capitalized expenditures		
Acquisition cost at beginning of year	21,259	**10,916**
Capital expenditure	2,577	**1,973**
Business acquisitions	82	**333**
Disposals and transfers between line items	-13,248	**2,565**
Translation differences	246	**63**
Acquisition cost at end of year	10,916	**15,849**
Accumulated depreciation at beginning of year	11,667	**6,664**
Depreciation during the year	1,792	**1,591**
Accumulated depreciation of business acquisitions	6	
Accumulated depreciation of sold/disposed assets	-6,850	**1,800**
Translation differences	50	**31**
Accumulated depreciation at end of year	6,664	**10,087**
Net book value at end of year	4,252	**5,763**

EUR thousands	2000	**2001**
Tangible assets		
Land and water areas		
Acquisition cost at beginning of year	6,198	**6,012**
Capital expenditure	189	**35**
Business acquisitions		**4**
Disposals and transfers between line items	-416	
Translation differences	41	**31**
Acquisition cost at end of year	6,012	**6,083**
Net book value at end of year	6,012	**6,083**
Buildings		
Acquisition cost at beginning of year	111,425	**90,146**
Capital expenditure	9,284	**7,903**
Business acquisitions		**206**
Disposals and transfers between line items	-31,751	**-1,448**
Translation differences	1,188	**1,132**
Acquisition cost at end of year	90,146	**97,939**
Accumulated depreciation at beginning of year	32,101	**31,725**
Depreciation during the year	5,265	**3,697**
Accumulated depreciation of sold/disposed assets	-6,232	**-832**
Translation differences	591	**555**
Accumulated depreciation at end of year	31,725	**35,144**
Net book value at end of year	58,421	**62,794**
Machinery and equipment		
Acquisition cost at beginning of year	133,212	**148,332**
Capital expenditure	12,512	**10,638**
Business acquisitions	2,272	**1,457**
Disposals and transfers between line items	-4,201	**-13,889**
Translation differences	4,536	**3,658**
Acquisition cost at end of year	148,332	**150,196**
Accumulated depreciation at beginning of year	89,093	**103,642**
Depreciation during the year	16,498	**16,236**
Accumulated depreciation of business acquisitions	1,587	
Accumulated depreciation of sold/disposed assets	-6,791	**-16,305**
Translation differences	3,256	**2,847**
Accumulated depreciation at end of year	103,642	**106,420**
Net book value at end of year	44,689	**43,775**
Advance payments and assets under construction		
Acquisition cost at beginning of year	5,723	**2,748**
Capital expenditure	1,984	**5,049**
Disposals and transfers between line items	-5,270	**-5,039**
Translation differences	311	**369**
Net book value at end of year	2,748	**3,127**

11. Investments

EUR thousands	2000	**2001**
Shares and holdings in associated companies		
Acquisition cost at beginning of year	125	**1,609**
Capital expenditure	62	**217**
Transfer between balance sheet items	1,320	
Translation differences	102	**77**
Acquisition cost at end of year	1,609	**1,904**
Accumulated equity adjustment at beginning of year	-167	**-1,572**
Share in result of associated companies	1,806	**169**
Dividends received	-3,224	**-472**
Sales and disposals		**125**
Translation differences	12	**-77**
Accumulated equity adjustment at end of year	-1,572	**-1,828**
Net book value at end of year	37	**75**

Shares and holdings in associated companies include unamortized goodwill balance of EUR 141 thousand.

Other shares and holdings		
Acquisition cost at beginning of year	38,335	**18,664**
Capital expenditure	106	**6**
Transfer between balance sheet items	-1,320 [1]	
Business acquisitions	49	**2**
Sales and disposals	-18,674	**-3,643**
Translation differences	168	**123**
Net book value at end of year	18,664	**15,152**
Other shares and holdings include the following:		
Non-current marketable equity securities	813	**805**
Real estate shares	11,124	**10,442**
Other shares and holdings	6,727	**3,904**
	18,664	**15,152**

[1] Shares and holdings previously recorded in short-term non-interest bearing investments were transferred to long-term investments during 2000.

The market value of non-current marketable equity securities at December 31, 2001 was EUR 3.303 thousand and at December 31, 2000 EUR 3.953 thousand.

12. Receivables

EUR thousands	2000	**2001**
Long-term interest bearing receivables		
Loans receivable	8,935	**19,129**
	8,935	**19,129**
Long-term non-interest bearing receivables		
Loans receivable from associated companies	210	**85**
Long-term accounts receivable		**3,921**
Loans receivable	6,057	
	6,267	**4,006**

EUR thousands	2000	**2001**
Short-term interest bearing receivables		
Loans receivable	899	**1 389**
	899	**1 389**

EUR thousands	2000	**2001**
Short-term non-interest bearing receivables		
Accounts receivable	262,282	**288,106**
Loans receivable	576	**134**
Other receivables	11,205	**19,754**
Prepaid expenses and accrued income	30,940	**18,530**
	305,002	**326,524**

EUR thousands	2000	**2001**
Prepaid expenses and accrued income consist of the following:		
Accrued interest and exchange gains for derivatives	316	**1,510**
Tax receivable	6,390	**3,483**
Receivables relating to acquired and sold businesses	227	**669**
Construction of facilities	9,502	
Other	14,504	**12,867**
	30,940	**18,530**

13. Shareholders' equity

Share capital

The share capital of Instrumentarium Corporation at December 31, 2001 was EUR 48,168,742 and it was divided into 24,084,371 shares. All shares have an equal voting right and they confer on their holders the same rights to Company assets and profit distribution.

Under its Articles of Association, the Company's minimum amount of share capital is EUR 35 million and maximum amount is EUR 140 million.

Treasury shares

At December 31, 2001 the Group owned 111,361 Instrumentarium Corporation shares which have been received as dividend during 1999, 2000 and 2001. The shares have been recorded under long-term investment on the balance sheet at acquisition cost of EUR 4,062 thousand. The shares correspond to 0.46 % of the Company's shares and voting rights.

Amount of shares	Received as dividend, date	Average price [1] EUR	Acquistion cost, EUR thousands
87,828	6.8.1999	38.72	3,401
684	30.9.1999	31.86	22
1,026	21.3.2000	32.05	33
20,968	14.4.2000	27.66	580
855	9.4.2001	31.16	27
111,361			4,062

1) The average price is based on the trade volume weighted average price on the day dividend was paid.

Stock options

Stock Option Plan 1998

According to the Stock Option Plan approved by the Extraordinary Shareholders' Meeting on 17 June 1998, key personnel and members of the Board of Directors of the Company have been issued stock options as a part of an incentive program. According to the terms of the Stock Option Plan the maximum number of stock options to be issued is 1,300,000, of which 390,000 are marked with a letter A, 390,000 with a letter B, and 520,000 with a letter C. As a part of the Stock Option Plan 2001, the 1998 stock options, which were in the possession of a wholly owned subsidiary of Instrumentarium Corporation, and entitled to subscription for 250,000 shares, were not used and were cancelled by the Company. The outstanding stock options entitle to subscription of a total of 1,304,930 shares of the Company. The amount of shares that can be subscribed with the stock options has been adjusted by multiplying it by 1.1961 due to a rights issue made in December 1998.

Stock options	Options granted at Dec. 31, 2001	Shares to be subscribed	Subscription period	Exercise price adjusted for share issue, EUR[1]
1998A	315,000	376,771	1.6.2001-30.6.2006	36.28
1998B	304,500	364,212	1.6.2002-30.6.2006	32.64
1998C	406,000	485,616	1.6.2003-30.6.2006	29.54
	1,025,500	1,226,599		

[1] The exercise price is based on the trade volume weighted average price of the Company's previous Letter B share during a period determined in the terms of the option program. The period for the Letter A options is 1 Aug.-31 Oct. 1998, Letter B options 1 Nov. 1998-1 Jan. 1999 and Letter C options 1 Feb.-30 Apr. 1999.

Stock Option Plan 2001

According to the Stock Option Plan approved by the Annual General Meeting on 26 March 2001, key personnel of the Company have been issued stock options as a part of an incentive program. The maximum number of stock options to be issued is 860,000, of which 430,000 are marked with a letter A and 430,000 with a letter B, entitling to subscription of a total of 860,000 shares of the Company. From the share subscription price of stock options 2001A and 2001B shall, as per the dividend record date, be deducted the amount of the special dividend, which differs from the Company's normal dividend policy and is determined by the Board of Directors, distributed after the beginning of the period for determination of the subscription price but before the date of subscription for shares.

Stock options	Options granted at Dec. 31, 2001	Shares to be subscribed	Subscription period	Exercise price adjusted for share issue, EUR[1]
2001A	341,800	341,800	1.12.2003-30.6.2007	35.54
2001B	20,000	20,000	1.12.2004-30.6.2007	43.08
	361,800	361,800		

[1] The exercise price is based on the trade volume weighted average price of the Company's share during a period determined in the terms of the option program. The period for the Letter A options is 1 Aug.-3 Jun. 2001 and for the Letter B options 1 Oct.-31 Dec. 2001.

If a stock option holder ceases to be employed by or in the service of the Company for any other reason than retirement or death, then such person shall without delay offer to the Company free of charge such option certificates for which the share subscription period has not commenced. In stock option plan 1998 there is an exception for this for a member of the Board of Directors who is not employed by or in the service of the Company on a full time basis.

Distributable funds

EUR thousand	2000	**2001**
Total distributable funds at December 31 were as follows		
Retained earnings	261,163	**285,084**
Net income	46,579	**72,136**
Equity share of untaxed reserves	-24,322	**-21,998**
	283,420	**335,223**

Total distributable funds of the parent company at December 31, 2001 were EUR 365,197 thousand.

14. Deferred tax assets and liabilities

EUR thousands	2000	**2001**
Deferred tax assets		
Internal margin in inventories	11,502	**10,538**
Differences between book and tax basis	21,390	**15,899**
Valuation allowance	-12,843	**-12,026**
	20,049	**14,411**
Deferred tax liabilities		
Accelerated depreciation and reserves	9,935	**8,985**
Differences between book and tax basis	10,044	**13,571**
	19,979	**22,556**

At December 31, 2001 accumulated tax loss carryforwards, mainly attributable to foreign subsidiaries amounted to EUR 25,480 thousand, of which approximately EUR 8,730 have no expiration date. The remaining loss carryforwards expire during 2002–2019. At December 31, 2000 accumulated tax loss carryforwards amounted to EUR 46,691 thousand. The net operating loss benefits for the years ended December 31, 2001 and 2000 amounted approximately to EUR 19,300 thousand and EUR 16,970 thousand, respectively.

15. Long-term liabilities

EUR thousands	2000	**2001**
Long-term interest bearing liabilities		
Loans from financial institutions	146,717	**130,036**
Other long-term interest bearing liabilities	156	**84**
	146,873	**130,120**
Long-term non-interest bearing liabilities		
Other long-term non-interest bearing liabilities	7,103	**7,000**
	7,103	**7,000**
Total long-term liabilities	153,976	**137,120**

Maturities of long-term liabilities as of December 31, 2001 were as follows:

Year 2003	**4,152**
2004	**223**
2005	**125,511**
2006	
2007	**150**
Thereafter	**7,084**
	137,120

The Company has had a syndicated credit facility of USD 300 million (EUR 340 million) since July 1998. The term of the syndicated credit facility is seven years with repayment in five semiannual installments beginning at the end of the fifth year. The facility is a multi-currency facility, and the credit presently outstanding is denominated in USD 80 million, JPY 2,500 million, SEK 60 million and CAD 9 million. The average interest rate, based on LIBOR, for the above currencies was 2.1% at December 31, 2001. After the fifth year, the margin on the interest rate will increase from 0.225% to 0.25% for the two remaining years. The commitment fee for the undrawn balances is 0.10% per annum. The terms of the credit facility contain certain debt covenants including limitations on indebtedness, liens, change of business, mergers, and disposal of assets.

16. Short-term liabilities

EUR thousands	2000	**2001**
Short-term interest bearing liabilities		
Loans from financial institutions	24,851	**14,518**
Commercial papers	75,873	**63,683**
Other loans	309	**448**
	101,033	**78,649**

The weighted average interest rate for short-term interest bearing debt at December 31, 2001 was approximately 4.0% and at December 31, 2000 approximately 5.5%. Instrumentarium maintains lines of credit and overdraft arrangements with certain banks. The unused portion aggregated to EUR 11,802 thousand at December 31, 2001.

EUR thousands	2000	**2001**
Short-term non-interest bearing liabilities		
Advance payments	2,979	**3,836**
Accounts payable	57,110	**58,673**
Other short-term liabilities	15,769	**16,563**
Accrued liabilities	116,618	**125,619**
	192,476	**204,691**
Total short-term liabilities	293,510	**283,340**
Accrued liabilities consist of the following:		
Accrued payroll	33,622	**39,542**
Accrued interest and exchange losses for derivatives	759	**1,799**
Accrued income taxes	18,548	**18,288**
Other post-retirement benefits	20,958	**28,731**
Accrued warranty expense	5,350	**7,591**
Other	37,381	**29,669**
	116,618	**125,619**

17. Commitments and contingencies

EUR thousands	2000	**2001**
On behalf of Instrumentarium		
Securities pledged for commitments	72	
Mortgages for bank guarantees	3,364	**3,364**
Guarantees	9,505	**10,207**
Other commitments	12,246	**8,642**
	25,187	**22,213**
Pension commitments		
Other pension commitments	240	**249**
	240	**249**
Commitments and contingencies, total	25,427	**22,462**

At December 31, 2001 and 2000 the Group was contingently liable for approximately EUR 405 thousand and EUR 456 thousand, respectively, relating to repurchase obligations.

Ohmeda Medical patent lawsuits in the USA

Ohmeda Medical ("Ohmeda Medical"), which operates as part of Datex-Ohmeda, Inc. has been named defendent in the United States District Court for the Southern District of Indiana in a patent lawsuit filed by Hill-Rom, Inc. ("Hill-Rom") in September 2000. On 29 May 2001 the District Court issued a preliminary injunction enjoining Ohmeda Medical from the sale or manufacture in the USA of one product, the Giraffe Omnibed, as applied for by plaintiff Hill-Rom, pending a full trial on the merits of the alleged infringement. The District Court order allowed, however, the delivery of products already ordered by customers.

On 22 June 2001 Ohmeda Medical appealed the preliminary injunction to the U.S. Court of Appeals for the Federal Circuit, also requesting the Court to issue an emergency stay of the preliminary injunction, pending a full hearing of the appeal. On 25 June 2001 the Court granted a temporary stay of the preliminary injunction pending consideration. On 1 August 2001, after consideration, the Court denied Ohmeda Medical's request for the emergency stay of the preliminary injunction, thus reversing the ruling of 25 June 2001. The District Court denied on 29 January 2002 Ohmeda Medical's request to dissolve the injunction based on a new prior art reference and Ohmeda Medical has appealed also this decision to the Federal Circuit. Currently, Ohmeda Medical may not sell or manufacture Giraffe OmniBeds in the USA except for those already ordered. If the manufacture and sale of the Giraffe Omnibed is prevented for a considerable period of time, it will impact the profitability of Ohmeda Medical. Based on all the information available to the company, it is not expected that the eventual outcome of the trial will have a material negative effect on the financial position of the Instrumentarium Group.

In July 2001, Ohmeda Medical filed a lawsuit against Hill-Rom in the United States District Court for the District of Delaware. The lawsuit claims that, in its new incubator/warmer, Hill-Rom is infringing on two patents recently granted to Ohmeda Medical. In October 2001 Ohmeda Medical filed another lawsuit against Hill-Rom in the United States District Court for the District of Delaware, claiming that it has priority over a patent newly issued to Hill-Rom and the Hill-Rom patent is invalid. The Delaware Court has consolidated these two lawsuits. Hill-Rom filed in October 2001 a lawsuit against Ohmeda Medical in the United States District Court for the Southern District of Indiana claiming that Ohmeda Medical infringes its newly issued patent. Ohmeda Medical has requested this lawsuit be stayed or transferred to Delaware.

18. Leasing contracts

Minimum annual rental commitments at December 31, 2001, principally for non-cancelable operating leases, were as follows:

Fiscal year	EUR thousands
2002	**16,113**
2003	**12,693**
2004	**9,276**
2005	**8,129**
2006	**3,153**
thereafter	**4,048**
	53,412

19. Financial instruments

Financial risk management and derivative financial instruments

The Company's financial risks are managed according to a financial risk management policy set and approved by the Board of Directors of Instrumentarium Corporation. The objective of the financial risk management policy is to identify and analyze risk positions, to measure the risks and to hedge against them using appropriate and cost-effective means. The Company has market risk exposures to foreign exchange rates, interest rates and marketable equity securities, together with liquidity and credit risks.

Market risk

Variety of derivative financial instruments are used, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. Leveraged financial instruments are not used.

The foreign exchange position of the Company is managed centrally. Foreign exchange related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income. Foreign exchange forward contracts and foreign exchange options are used to hedge the foreign exchange risk on certain commercial assets (accounts receivable) and liabilities (accounts payable) and a proportion of related anticipated cash flows denominated in foreign currencies up to 9 months forward. The principal foreign currency to which the Company is exposed is the U.S. dollar. Loans are used to hedge part of equity investments of the Company in foreign subsidiaries.

The interest rate position of the Company is managed centrally. Interest rate related contracts are held on a fair value basis and unrealized gains and losses are recognized in net income on a current basis.

Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception and on an ongoing basis. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated at fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income.

Marketable equity securities holdings are minor. Price risk of these marketable equity securities is not hedged.

Liquidity risk
The Company's goal is to maintain liquidity at an appropriate level in relation to its business activities at all times. The Company has unused credit lines at its disposal in addition to the liquid funds in the balance sheet.

Credit risk
Credit risks arising from financial operations are managed by entering into contracts only with counterparties with a good credit standing. The Company sets cash and maturity limits on these approved counterparties and monitors their credit positions and ratings continuously.

Carrying amount, notional and fair value
The table below shows the notional principal, fair value and credit risk amounts of the Company's foreign currency instruments and interest rate derivatives at December 31, 2001 and 2000. The notional principal amount for off-balance-sheet instruments provide one measure of the transaction volume outstanding as of year-end, and does not represent the amount of Company's exposure to credit risk or market loss. The credit risk amount in the table below represents the Company's gross exposure to potential accounting loss on these transactions if all counterparties failed to perform according to the terms of the contract. The Company's exposure to credit loss and market risk will vary over time as a function of interest rates and currency exchange rates. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 2001 and 2000. Although the table below reflects the notional principal, fair value, and credit risk amounts of the Company's foreign exchange and interest rates instruments, it does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange and interest rate instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

At December 31, 2001

EUR thousands	Notional principal	Fair value	Credit risk	Carrying amount
Foreign exchange instruments				
Forwards to buy	55,018	1,333	1,333	1,333
Forwards to sell	90,233	-1,162		-1,162
Options purchased	20,240	124	124	124
Options written	20,378	-47		-47
Interest rate instruments				
Futures	50,000	-16		-16
Options purchased	1,491			

At December 31, 2000

EUR thousands	Notional principal	Fair value	Credit risk	Carrying amount
Foreign exchange instruments				
Forwards to buy	43,150	66	66	66
Forwards to sell	128,055	356	356	356
Options written	14,067	-407		-407
Interest rate instruments				
Options purchased	2,983	23	23	23

Fair value of other financial instruments
The carrying amounts reflected in the consolidated balance sheets for short-term financial instruments approximate fair value.
Shares and holdings in associated companies are unquoted securities. The estimated fair value is the same as book value at December 31, 2001 and 2000. The fair value of Company's long-term loans (both receivables and payables) is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for loans of the same remaining maturities. The fair value of long term liabilities, long-term receivables and loans receivable and payable is not significantly different from their carrying.

20. Personnel expenses and number of personnel

EUR thousands	1999	2000	**2001**
Personnel expenses			
Salaries, bonuses and fees to the members of the Supervisory Board, Board of Directors and Presidents	2,683	3,671	**4,163**
Wages and salaries total	219,465	245,069	**258,973**
Pension expenses	22,025	19,822	**29,289**
Other personnel expenses	26,054	29,089	**30,768**
	267,545	293,980	**319,030**

	1999	2000	**2001**
Number of personnel			
Personnel, average	5,172	5,205	**5,317**
Personnel, at year end	5,128	5,217	**5,386**

Pension arrangements for management

The members of the Board of Directors of Instrumentarium Corporation employed by the Company may retire at the age of 60.
The retirement age of the managing directors of the Group companies is determined according to local standards in respective countries.

21. Shareholdings in subsidiaries and associated companies

Subsidiary	**Country**	**Shareholding % Dec. 31, 2001**
Anesthesia and Critical Care		
Datex-Ohmeda B.V.	Netherlands	100.0
Datex-Ohmeda (Canada) Inc.	Canada	100.0
Datex-Ohmeda GmbH	Germany	100.0
Datex-Ohmeda, Inc.	USA	100.0
Datex-Ohmeda (India) Pvt. Ltd.	India	100.0
Datex-Ohmeda K.K.	Japan	100.0
Datex-Ohmeda Ltd.	Great Britain	100.0
Datex-Ohmeda Pte. Ltd.	Singapore	100.0
Datex-Ohmeda Pty. Ltd.	Australia	100.0
Datex-Ohmeda S.A.S	France	100.0
Datex-Ohmeda S.L.	Spain	100.0
Datex-Ohmeda S.p.A.	Italy	100.0
Instrumentarium AB	Sweden	100.0
Deio Corporation	Finland	97.6
Deiobox Oy	Finland	100.0
Deio (Canada) Inc.	Canada	100.0
Deio GmbH	Germany	100.0
Deio Holdings, Inc.	USA	100.0
Deio, Inc.	USA	100.0
Deio Ltd.	Great Britain	100.0
Deio s.r.l	Italy	100.0
Deio Pte. Ltd.	Singapore	100.0
Deio AB	Sweden	100.0
Deio B.V.	Netherlands	100.0
Deio S.A.S	France	100.0

Subsidiary	Country	Shareholding % Dec. 31, 2001
Medical Equipment		
Instrumentarium Imaging Dental GmbH	Germany	51.0
Instrumentarium Imaging France S.A.R.L.	France	100.0
Instrumentarium Imaging Inc.	USA	100.0
Instrumentarium Imaging Italia s.r.l.	Italy	100.0
Instrumentarium Imaging Ziehm GmbH	Germany	100.0
Instrumentarium Imaging Ziehm, Inc.	USA	100.0
Soredex, Inc.	USA	100.0
Medko Medical Ltd.	Finland	100.0
Instrumentarium Medical OÜ	Estonia	100.0
SIA Instrumentarium Medical	Latvia	100.0
Merivaara AB	Sweden	100.0
Merivaara Norge AS	Norway	100.0
Merivaara France S.A.R.L.	France	100.0
Optical Retail		
Instru optiikka Oy	Finland	100.0
Ögat AB	Sweden	100.0
Instrumentarium Optika OÜ	Estonia	100.0
SIA Instrumentarium Optika	Latvia	100.0
ZAO Instrumentarium	Russia	100.0
Scanvision B.V.	Netherlands	100.0
Pika-Optiikka Oy	Finland	100.0
Suomen Keskusoptiikka Oy	Finland	100.0
Glasögönspecialisten Rossander AB	Sweden	100.0
Farsta Glasögon AB	Sweden	100.0
Optiker Simson AB	Sweden	100.0
Ögat Förvaltning Aktiebolag	Sweden	100.0
Other		
Instru Holdings, Inc.	USA	100.0
Instrumentarium Holdings, Inc.	USA	100.0
Datia Holdings B.V.	Netherlands	100.0
Eksperimentarium Oy	Finland	100.0
Oy Bergenheim Yhtiöt Ab	Finland	100.0
Oy Dentaldepot Ab	Finland	100.0
Oy Metava Ab	Finland	100.0
Medko Oy	Finland	100.0
Sotem Oy	Finland	100.0
Kiinteistö Oy Kantaatti	Finland	100.0
Kiinteistö Oy Lahti Puustellintie 3	Finland	100.0
Latned-ML Oy	Finland	100.0
Ivoum-ML Oy	Finland	100.0

Associated company	Country	Shareholding % Dec. 31, 2001
Abmin Technologies Oy	Finland	42.5
IBD Holdings LLC	USA	50.0
Intensium Oy	Finland	34.5

Parent Company income statement

EUR thousands	2000	**2001**
Net sales	317,042	**291,179**
Cost of goods sold	-143,746	**-151,626**
Gross profit	173,296	**139,553**
Selling and marketing expenses	-80,395	**-37,400**
Research and development expenses	-26,690	**-26,855**
General and administrative expenses	-27,459	**-21,311**
Other operating income and expenses, net	14,292	**4,289**
Operating profit	53,043	**58,276**
Financing income and expenses, net	22,415	**18,881**
Income before extraordinary items	75,458	**77,157**
Extraordinary income and expenses, net		**-10,735**
Income after extraordinary items	75,458	**66,422**
Change in appropriations	2,401	**3,383**
Income taxes	-24,595	**-14,772**
Net income	53,265	**55,033**

Parent Company balance sheet

ASSETS

EUR thousands	Dec. 31, 2000	**Dec. 31, 2001**
NON-CURRENT ASSETS		
Intangible assets	5,216	**8,467**
Tangible assets	55,037	**50,903**
Investments in Group companies	496,598	**521,719**
Investments in associated companies	432	**649**
Other investments	18,989	**24,249**
Total non-current assets	576,273	**605,986**
CURRENT ASSETS		
Inventories	43,782	**33,489**
Short-term receivables	291,399	**283,932**
Cash and cash equivalents	4,633	**2,483**
Total current assets	339,814	**319,904**
TOTAL ASSETS	916,087	**925,890**

SHAREHOLDERS' EQUITY AND LIABILITIES

EUR thousands	Dec. 31, 2000	**Dec. 31, 2001**
SHAREHOLDERS' EQUITY		
Share capital	48,169	**48,169**
Share premium account	110,778	**110,778**
Reserve for treasury shares	42	**62**
Retained earnings	280,919	**310,164**
Net income for the period	53,265	**55,033**
Total shareholders' equity	493,172	**524,206**
Appropriations	33,816	**28,624**
LIABILITIES		
Long-term liabilities	142,425	**125,884**
Short-term liabilities	246,675	**247,175**
Total liabilities	389,099	**373,059**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	916,087	**925,890**

Parent Company statement of changes in shareholders' equity

EUR thousands	Share capital	Share premium account	Treasury shares	Retained earnings	Total
Balance at December 31, 1999	48,169	110,778	17	297,579	456,543
Transfer to reserve for treasury shares			25	-25	
Dividends				-16,143	-16,143
Donation				-25	-25
Reverse of revaluation				-467	-467
Net income				53,265	53,265
Balance at December 31, 2000	48,169	110,778	42	334,183	493,172
Transfer to reserve for treasury shares			20	-20	
Dividends				-23,974	-23,974
Donation				-25	-25
Net income				55,033	55,033
Balance at December 31, 2001	***48,169***	***110,778***	***62***	***365,197***	***524,206***

Shares and shareholders

Shares and voting rights
The share capital of Instrumentarium Corporation on 31 December 2000 was EUR 48,168,742 and it was divided into 24,084,371 shares. The minimum share capital stipulated in the Articles of Association is EUR 35,000,000 and the maximum share capital is EUR 140,000,000. All shares have an equal voting right and they confer on their holders the same rights to Company assets and profit distribution.

Incorporated into the Company's Articles of Association, is a clause on redemption obligation, according to which a shareholder whose holding of the total shares of the Company equals or exceeds one third (1/3) or one half (1/2) shall be liable, at the request of other shareholders, to redeem their shares. More detailed provisions related to the redemption obligation are included in the Articles of Association.

Stock exchanges
The share of Instrumentarium Corporation has been quoted on the Helsinki Exchanges since 1971. The Company has one listed share series (HEX: INS1V) and it is listed in the Telecommunication and Electronics business sector on the Main List of the Helsinki Exchanges. American Depositary Receipts (ADRs) have been traded on the NASDAQ Stock Market in the United States since 1983 (NASDAQ: INMRY). Two ADRs equal one share. At the end of 2001 there were 325,484 ADRs outstanding on the NASDAQ list.

Stock options
As part of the Group incentive program, Instrumentarium Corporation currently has two Stock Option Plans, with options that allow the holder to subscribe to shares in Instrumentarium Corporation. Based on the 1998 Stock Option Plan, key personnel, members of the Board of Directors of the parent company as well as a wholly owned subsidiary of Instrumentarium Corporation have been issued a total of 1,300,000 stock options of which 209,013 stock options have been cancelled. Based on the 2001 Stock Option Plan, key personnel and a wholly owned subsidiary of Instrumentarium Corporation have been issued 860,000 stock options (see also page 38). The maximum amount of outstanding stock options is 1,950,987 and, if fully exercised, they would correspond to 8.25% of the Company's shares and voting rights.

Management shareholding
At the end of 2001, the members of the Board of Directors including the President and CEO of Instrumentarium Corporation, as well as organisations under their control, held 64,027 shares, representing 0.27% of the Company's shares and voting rights. The stock options granted to members of the Board of Directors correspond to 0.51% of the Company's shares and voting rights.

Holding of own shares
Instrumentarium owned 111,361 shares of its own at the end of 2001, received as dividends in 1999–2001.

Authorizations of the Board of Directors
The Board of Directors of Instrumentarium Corporation is authorized to decide on the purchase of a maximum number of 1,200,000 Company's own shares with the funds available for distribution of profits, and on the disposal of all authorized purchased and otherwise held own shares.

The Board of Directors of Instrumentarium Corporation is also authorized to increase the share capital by a maximum number of 2,500,000 shares by means of a rights issue in one or several lots. The authorizations are in effect until the 2002 Annual General Meeting, however only for a maximum period of one year from the date of the decision of the Annual General Meeting, 26 March 2001.

The Board of Directors of Instrumentarium Corporation has neither authorized the purchase or disposition of own shares, nor authorized an increase in share capital during the year. The Board of Directors has neither had an authorization to issue convertible debt, nor warrants during the year.

Shareholder agreements
The Board of Directors is not aware of any shareholder agreements concerning the Company's shares.

Distribution of ownership on 31 December 2001

Number of shares	Number of shareholders	% of total shareholders	Number of shares	% of shares
1–100	8,655	47.4	396,303	1.6
101–500	6,238	34.2	1,461,273	6.1
501–1,000	1,513	8.3	1,099,488	4.6
1,001–5,000	1,460	8.0	2,940,472	12.2
5,001–10,000	198	1.1	1,374,709	5.7
over 10,000	179	1.0	16,800,210	69.8
Shares not transferred to the book-entry systems			11,916	0.0
Total	18,243	100.0	24,084,371	100.0

Ownership structure on 31 December 2001

Group	Number of shareholders	Number of shares	% of shares
Companies			
Public	5	14,063	0.1
Private	741	2,171,267	9.0
Insurance and financial institutions	100	3,883,442	16.1
Public entities	69	3,195,377	13.3
Associations and foundations	466	2,772,634	11.5
Households	16,746	6,981,997	29.0
Foreign shareholders	106	124,596	0.5
Nominee-registered shares	10	4,929,079	20.5
Shares not transferred to the book-entry systems		11,916	0.1
Total	18,243	24,084,371	100.0

Principal shareholders on 31 December 2001

Shareholder	Number of shares	% of shares
1. Sampo Group	1,204,554	5.0
Sampo Life Insurance Company Limited	*932,332*	*3.9*
Sampo Insurance Company Ltd.	*192,222*	*0.8*
Sampo Industrial Insurance Company Ltd.	*80,000*	*0.3*
2. Tapiola Insurance Group	952,949	4.0
Tapiola Mutual Pension Insurance Company	*425,665*	*1.8*
Tapiola General Mutual Insurance Company	*319,889*	*1.3*
Tapiola Mutual Life Assurance Company	*151,108*	*0.6*
Tapiola Corporate Life Insurance Company	*56,287*	*0.2*
3. Suomi Group	785,100	3.3
Suomi Mutual Life Assurance Company	*466,500*	*1.9*
Suomi Insurance Company Ltd.	*318,600*	*1.3*
4. Varma-Sampo Mutual Pension Insurance Company	715,559	3.0
5. Mutual Pension Insurance Company Ilmarinen Ltd.	685,646	2.8
6. Medical Investment Trust Oy (MIT)	400,000	1.7
7. The Local Government Pensions Fund	357,234	1.5
8. Folkhälsan	347,345	1.4
9. Pohjola Non-Life Insurance Company Ltd.	294,600	1.2
10. Etra-Invest Oy Ab	275,175	1.1
11. Instrumentarium Scientific Fund	260,719	1.1
12. H. Kuningas & Co Oy Ab	249,685	1.0
13. The Finnish Cultural Foundation	236,029	1.0
14. The Finnish Medical Society Duodecim	225,116	0.9
15. The Social Insurance Institution	210,235	0.9
16. Inez and Julius Polins Foundation	163,000	0.7
17. OP-Delta Fund	133,454	0.6
18. Evald and Hilda Nissi Foundation	129,125	0.5
19. Jenny and Antti Wihuri Foundation	115,011	0.5
20. Pensionfund Polaris	113,408	0.5
	7,853,944	32.6
Nominee registered shares	4,929,079	20.5
Other shareholders	11,301,348	46.9
Total	24,084,371	100.0

Share issues since 1988

Share issue	Subscription period	Terms of subscription or subscriber	Subscription price, EUR	Number of new shares	Total shares
Bonus issue	22.1.-23.2.88	5:1 A	-	839,025 A	6,229,025
Bonus issue	22.1.-23.2.88	5:1 Bs	-	68,917 Bs	6,297,942
Bonus issue	22.1.-23.2.88	5:1 Bv	-	170,058 Bv	6,468,000
Subscription	22.1.-23.2.88	personnel	21.86	82,000 Bs	6,550,000
Subscription	22.6.88	acquisition	37.51	86,000 Bs	6,636,000
Subscription	22.12.88	acquisition	36.66	14,100 Bs	6,650,100
Subscription	23.6.92	acquisition	50.46	66,667 A	6,716,767
Split	21.4.94	1:2 A	-	5,100,817 A	11,817,584
Split	21.4.94	1:2 B	-	1,615,950 B	13,433,534
Bonus issue	21.4.94	2:1 A	-	5,100,817 A	18,534,351
Bonus issue	21.4.94	2:1 B	-	1,615,950 B	20,150,301
Subscription	9.5.96	warrants	13.17	13,500 B	20,163,801
Rights issue	4.12.-18.12.98	51:10 B	23.55	3,920,570 B	24,084,371

Trading volumes of shares



2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
3,217,984
1997
1998
1999
2000
2001

Performance of shares in the Helsinki Exchanges



HEX general index
EUR
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
70
60
50
40
30
20
10
1997
1998
1999
2000
2001
HEX general index
A-share
B-share / combined

Share capital and per share data 1997–2001

		1997	1998	1999	2000	2001
Share capital on 31 December	EUR million	33.9	40.5	48.2	48.2	48.2
Market capitalization on 31 December	EUR million	644.3	843.7	777.5	503.5	1 126.7
Adjusted average number of shares						
Excluding diluting effect of stock options	thousands	20,921	21,060	24,049	23,980	23,973
Including diluting effect of stock options	thousands	20,921	21,324	24,109	23,980	24,085
Adjusted number of shares on 31 December	thousands	20,921	24,084	23,996	23,974	23,973
Number of own shares on 31 December	thousands	-	-	89	111	111
Number of shareholders		9,501	9,457	19,080	20,332	18,243
Earnings per share	EUR	1.98	0.75	0.69	1.80	3.01
Diluted earnings per share	EUR	1.98	0.74	0.69	1.80	3.00
Earnings per share U.S. GAAP	EUR	2.01	0.21	0.53	3.36	2.97
Diluted earnings per share U.S. GAAP	EUR	2.01	0.21	0.53	3.36	2.96
Shareholders' equity per share	EUR	15.36	17.57	18.43	19.57	21.62
Dividend per share	EUR	0.68	0.59	0.67	0.80	1.20 *
A 100-year anniversary bonus dividend per share	EUR	-	-	-	0.20	-
Payout ratio	%	34.4	78.6	97.1	55.6	39,9 *
P/E ratio **		15.6	47.7	46.8	11.7	15,6
Dividend yield **	%	2.2	1.7	2.1	4.8	2,6 *
Performance of Instrumentarium shares						
The Helsinki Exchanges						
B share ***						
high	EUR	36.78	64.55	40.50	36.84	47.50
low	EUR	25.92	27.54	26.40	19.86	20.90
average	EUR	30.35	42.04	33.78	28.40	35.23
on 31 December	EUR	30.79	35.13	32.40	21.00	47.00
A share						
high	EUR	36.94	63.19	41,00	-	-
low	EUR	25.92	27.54	25,10	-	-
average	EUR	30.59	44.19	35,47	-	-
on 31 December	EUR	30.79	34.98	-	-	-
NASDAQ, ADR						
high	USD	20.74	33.96	21.75	18.50	22.20
low	USD	15.65	16.38	14.50	8.75	9.50
average	USD	18.47	25.27	17.20	12.39	17.86
on 31 December	USD	15.90	20.23	15.50	10.25	20.98
Trading volume of Instrumentarium shares						
The Helsinki Exchanges						
B share ***		1,906,250	3,626,603	2,923,996	5,527,952	9,143,861
of shares outstanding	%	33.9	63.0	31.5	23.0	38.0
A share		2,577,665	3,738,799	6,302,742	-	-
of shares outstanding	%	16.8	24.4	41.2	-	-
NASDAQ						
ADR		73,815	75,233	23,476	55,960	144,595
of Depositary Receipts outstanding	%	39.0	39.9	13.8	29.8	69.4

* proposed by the Board of Directors
** calculated for the share series B for years 1997–1998
*** from Dec. 20, 1999 only one share series

Financial indicators 1997 - 2001

		1997	1998	1999	2000	2001
Net sales	EUR million	450.9	654.4	773.5	912.8	1 025.4
Change from the previous year	%	15.9	45.1	18.2	18.0	12.3
Foreign sales	EUR million	264.2	512.2	665.1	815.6	921.1
Share of net sales	%	58.6	78.3	86.0	89.3	89.8
Operating profit before non-recurring items and amortization of goodwill	EUR million	53.3	28.6	59.8	89.9	132.0
Share of net sales	%	11.8	4.4	7.7	9.8	12.9
Operating profit	EUR million	52.8	42.2	46.7	79.7	115.5
Share of net sales	%	11.7	6.5	6.0	8.7	11.3
Financing income and expenses	EUR million	4.5	-11.8	-15.5	-13.2	-11.9
Income before extraordinary items	EUR million	57.3	30.4	31.2	66.6	103.6
Share of net sales	%	12.7	4.7	4.0	7.3	10.1
Income before extraordinary items after taxes	EUR million	41.4	15.8	16.6	43.1	72.1
Share of net sales	%	9.2	2.4	2.1	4.7	7.0
Extraordinary items	EUR million	-	-	30.9	3.5	-
Income after extraordinary items	EUR million	57.3	30.4	62.0	70.1	103.6
Share of net sales	%	12.7	4.7	8.0	7.7	10.1
Income taxes	EUR million	15.9	14.6	14.6	23.5	31.4
Net income	EUR million	41.4	15.8	47.5	46.6	72.1
Share of net sales	%	9.2	2.4	6.1	5.1	7.0
Capital expenditure	EUR million	55.8	393.7	27.6	51.0	43.3
Share of net sales	%	12.4	60.2	3.6	5.6	4.2
Depreciation and amortization	EUR million	16.2	38.8	44.6	41.9	39.9
Recearch and development expenses	EUR million	21.1	39.7	53.3	63.8	66.6
Share of net sales	%	4.7	6.1	6.9	7.0	6.5
Dividends	EUR million	14.2	14.2	16.1	24.0	28.9 *
Shareholders' equity and minority interest	EUR million	324.2	423.7	445.6	473.2	522.6
Interest-bearing net debt	EUR million	-32.1	264.4	296.0	225.5	185.0
Total assets	EUR million	466.3	925.8	945.1	940.7	965.6
Return on investment (ROI)	%	17.7	10.2	6.6	10.8	16.0
Return on equity (ROE)	%	13.4	4.2	3.8	9.5	14.6
Equity Ratio	%	70.2	46.0	47.1	50.3	54.1
Gearing	%	-9.9	62.4	67.0	48.1	35.7
Average number of employees		2,753	4,513	5,172	5,205	5,317

* proposed by the Board of Directors

Calculation principles of financial ratios

$$\text{Return on investment (ROI) \%} = \frac{\text{Income before extraordinary items + interest and other expenses related to interest bearing liabilities}}{\text{Balance sheet total - treasury shares - non-interest bearing liabilities (average during the year)}} \times 100$$

$$\text{Return on equity (ROE) \%} = \frac{\text{Income before extraordinary items - income taxes}}{\text{Shareholders' equity - treasury shares + minority interest (average during the year)}} \times 100$$

$$\text{Equity ratio \%} = \frac{\text{Shareholders' equity - treasury shares + minority interest}}{\text{Balance sheet total - treasury shares - advances received}} \times 100$$

$$\text{Gearing \%} = \frac{\text{Interest bearing net liabilities}}{\text{Shareholders' equity - treasury shares + minority interest}} \times 100$$

$$\text{Market capitalization} = \text{(Number of shares on 31 December - treasury shares)} \times \text{Last trading price on 31 December}$$

$$\text{Earnings per share} = \frac{\text{Income before extraordinary items - income taxes -/+ minority interest}}{\text{Adjusted average number of shares without treasury shares}}$$

$$\text{Shareholders' equity per share} = \frac{\text{Shareholders' equity - treasury shares}}{\text{Adjusted number of shares on 31 December without treasury shares}}$$

$$\text{Dividend per share} = \frac{\text{Nominal dividend per share}}{\text{Adjustment coefficients of the share issues that have taken place during or after the year}}$$

$$\text{Payout ratio \%} = \frac{\text{Dividend per share}}{\text{Earnings per share}} \times 100$$

$$\text{P/E ratio} = \frac{\text{Adjusted last trading price on 31 December}}{\text{Earnings per share}}$$

$$\text{Dividend yield \%} = \frac{\text{Dividend per share}}{\text{Last trading price on 31 December}} \times 100$$

Auditors' report

To the Shareholders of Instrumentarium Corporation

We have audited the accounting, the financial statements and the corporate governance of Instrumentarium Corporation for the financial year 2001. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statement, balance sheet and notes to the financial statements, have been prepared by the Board of Directors and the President and CEO. Based on our audit we express an opinion on these financial statements and on corporate govemance.

We have conducted the audit accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President and CEO have legally complied with the rules of the Companies' Act.

In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of the financial statements. The financial statements give a true and fair view, as defined in the Accounting Act, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President and CEO of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable assets is in compliance with the Companies' Act.

Helsinki, 12 February 2002

SVH Pricewaterhouse Coopers Oy
Authorized Public Accountants

Heikki Lassila
Authorized Public Accountant

Net income and shareholders' equity in accordance with U.S. GAAP

Consolidated financial statements are prepared in accordance with generally accepted accounting principles in Finland (Finnish GAAP), which differs in certain respects from United States generally accepted accounting principles (U.S. GAAP). The principal differences between Finnish GAAP and U.S. GAAP are presented and described below with explanations of the adjustments that affect consolidated net income and total shareholders's equity as of and for the years ended December 31, 2000 and 2001. Amounts for the year 2001 are unaudited.

Instrumentarium also files an annual report (Form 20-F) with the Securities and Exchange Commission (SEC) in the United States.

Consolidated net income

EUR thousands	2000	**2001**
Net income in accordance with Finnish GAAP	46,579	**72,136**
Pension expense	11	**-3,352**
Property and equipment, net	6,692	**1,072**
Purchase accounting	19,835	**-648**
Stock compensation expense	-410	**-29**
SPP refund	-780	**603**
Software development expense		**211**
Minimum pension liability		**5,388**
Deferred income taxes for U.S. GAAP adjustments	8,605	**-4,109**
Net income in accordance with U.S. GAAP	80,533	**71,272**
Earnings per share, EUR	3.36	**2.97**
Diluted earnings per share, EUR	3.36	**2.96**
Earnings per ADS, EUR	1.68	**1.49**
Diluted earnings per ADS, EUR	1.68	**1.48**

1 share = 2 ADS

Consolidated shareholders' equity

EUR thousands	2000	**2001**
Shareholders' equity in accordance with Finnish GAAP	473,255	**522,376**
Pension expense	-20,207	**-23,559**
Property and equipment, net	-7,121	**-6,049**
Marketable securities	3,160	**1,977**
Purchase accounting	-3,752	**-4,400**
Stock compensation expense	-1,039	**-1,068**
SPP refund	-780	**-177**
Treasury shares	-4,035	**-4,062**
Software development expense		**211**
Deferred income taxes for U.S. GAAP adjustments	20,138	**17,063**
Shareholders' equity in accordance with U.S. GAAP	459,619	**502,312**

Pension expense

The Company generally records pension expense in accordance with local accounting practices in the countries in which employees are provided with such benefits. Accordingly, the determination of pension expense for defined benefit plans in accordance with Finnish GAAP differs from the methodology set fort in SFAS No.87, "Employers' Accounting for Pensions."

Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the income statements over the working lives of employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic and demographic conditions change.

Property and equipment, net

In accordance with Finnish GAAP and prevailing practice, the Company has expensed interest costs in connection with the construction of certain fixed assets. Under U.S. GAAP, interest costs are required to be capitalized as part of the historical cost of acquiring certain assets.

In 2000, the Company sold a building, but still leases a part of the space for Company's own use. A portion of the gain on the sale is deferred and amortized over the life of the lease contract under U.S. GAAP.

Marketable securities

Under Finnish GAAP, the long-term marketable securities and other long-term investments are reflected at the lower of individual acquisition cost or market value.

Under U.S. GAAP, the Company's investment securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses included as a separate component of shareholders' equity, net of tax.

Purchase accounting

Under both Finnish GAAP and U.S. GAAP, the cost of a company acquired in a purchase business combination includes the direct costs of acquisition and the excess of the cost of the acquired company over the sum of the amounts assigned to identifiable assets less liabilities assumed, should be recorded as goodwill. However, the concept of "fair value " in assigning amounts to assets acquired and liabilities assumed is less comprehensive under Finnish GAAP. In addition, in accordance with the provisions of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with indefinite lives are no longer amortized but subject to an annual impairment test. These new standards had to be applied to acquisitions that took place after July 1, 2001 and from January 1, 2002 on, they have to be applied to all goodwill balances, acquired intangible assets and business combinations.

In 2000, under Finnish GAAP, the Company reduced goodwill by EUR 40.2 million in connection with the payment from Baxter Healthcare Corporation relating to the acquisition of Ohmeda in 1998. Under U.S. GAAP, EUR 11.4 million was recorded as a reduction of goodwill with the difference being recorded in the income statement.

Stock compensation expense

Finnish GAAP does not address accounting and measurement of compensation cost for stock options granted to employees. Social charges relating to the issued options considered favorable to the holder are reserved. As allowed by SFAS 123, "Accounting for Stock-Based Compensation ", under U.S. GAAP, the company has elected to continue to apply APB 25,"Accounting for Stock Issued to Employees ". Under APB 25, when the exercise price of employee stock options is less than the market price of the underlying stock on the measurement date, compensation is recognized as a salary expense over the contractual vesting period. Social charges are expensed when the options are exercised.

SPP refund

During 2000, the Company received a refund from the Swedish pension insurer, SPP. This refund was partly received in cash with the remaining balance recorded as receivable and utilizable against future pension premiums. During 2001 the Company has utilized part of the remaining receivable. Under Finnish GAAP, the total refund has been recognized in income. Under U.S. GAAP, only the portion received in cash and the portion utilized during the year can be recognized as income.

Treasury shares

Under Finnish GAAP, treasury shares are presented as assets. Under U.S. GAAP, treasury shares are shown as a deduction of the consolidated shareholders' equity.

Software development expenses

In accordance with Finnish GAAP development costs can be expensed as incurred or capitalized. Under U.S. GAAP software development costs are capitalized after the product has reached a certain degree of technological feasibility. Capitalization ceases and systematic depreciation begins when the product becomes available to customers. The depreciation period is between two and five years.

Minimum pension liability

Under Finnish GAAP all pension expenses are recognized through the income statement. Under U.S. GAAP, the employer should recognize an additional pension liability directly against shareholders' equity when the accumulated benefit obligation exceeds the fair value of the plan assets.

Deferred income taxes for U.S. GAAP adjustments

Deferred income taxes have been adjusted to give effect to the differences between Finnish GAAP and U.S. GAAP.

Earnings per share

Earnings per share as presented is not based on net income, but rather on a calculation specified by the Financial Accounting Board of the Finnish Ministry of Trade and Finance. U.S. GAAP requires that net income be utilized in the computation of earnings.

Administration and auditors

CORPORATE GOVERNANCE

In accordance with the recommendation of the Helsinki Exchanges, the Company complies with the corporate governance guidelines prepared by the Finnish Central Chamber of Commerce and the Confederation of Finnish Industry and Employers.

Instrumentarium's governing bodies and their tasks

Pursuant to the provisions of the Finnish Companies Act and the Company's Articles of Association, the control and management of the Company is divided among the shareholders in General Meeting, the Board of Directors and the President and CEO of the Company. The Annual General Meeting is held annually before the end of April. General Meeting is the ultimate decision making body in the Company deciding on corporate matters as set forth in the provisions of the Companies Act and the Articles of Association of the Company.

The Board of Directors is responsible for the overall administration and management of the Company and the proper organization of the Company's activities. According to the Articles of Association the Board of Directors consists of not less than five and not more than eight members. Members are elected to the Board of Directors at the Annual General Meeting. The term of the members of the Board of Directors shall end at the close of the next Annual General Meeting following their election. A person who is 67 years of age or older may not be elected as member of the Board of Directors. The members of the Board of Directors choose a chairman from amongst themselves. The Board of Directors has convened 10 times in 2001.

According to the Companies Act the President and CEO shall be elected by the Board of Directors. The President and CEO is responsible for the daily administration and management of the Company's affairs in accordance with the instructions of the Board of Directors. The President and CEO may act as a Member of the Board of Directors, but may not be elected chairman of the Board. Since 1997, Mr. Olli Riikkala has served as the President and CEO of the Company. He is also a member of the Board of Directors.

Remuneration of Directors and other management of the Company

The Annual General Meeting decides on the fees payable to the members of the Board of Directors. According to the decision of the Annual General Meeting the President and CEO of the Company shall not be paid any remuneration for membership of the Board of Directors. The Board

THE BOARD OF DIRECTORS

Gerhard Wendt (Chairman), Ph.D., 67

is the former President of Kone Corporation, retired in 1994. Previously he was a Research Associate at the University of Wisconsin, an Assistant Professor at the Western Michigan University and held positions at Fiskars Corporation and Oy W. Rosenlew Ab. He is Chairman of the Board of Directors of Algol Corporation, Outokumpu Corporation and Helvar Merca Corporation and a Member of the Board of Directors of Kone Corporation, Kyro Corporation and Vaisala Corporation. He does not own Instrumentarium shares. He holds 8,000 stock options under the 1998 Stock Option Plan.

Juhani Kuusi, Professor, D.Sc. (Tech.), 63

is Senior Vice President of Nokia Corporation and Head of Nokia Research Center since 1995. Before joining Nokia, he worked as Director General of Technology Development Centre (TEKES), and as Professor and Director of the Reactor Laboratory of the Technical Research Center of Finland (VTT). He does not own Instrumentarium shares. He holds 8,000 stock options under the 1998 Stock Option Plan.

Mikael Lilius, M.Sc. (Econ.), 52

is currently President and CEO of Fortum Corporation. He has held managerial positions in several companies, including Huhtamäki Oyj and KF Industri AB, before joining Incentive AB in 1991, a predecessor company of Gambro AB, where he was President and CEO. He is a member of the Board of Directors of A. Ahlström Osakeyhtiö, Huhtamäki Oyj and Perlos Oyj. He owns 88 Instrumentarium shares and holds 8,000 stock options under the 1998 Stock Option Plan.







of Directors decides on the terms and conditions of the executive employment contract of the President and CEO of the Company. The Company has entered into a written contract of employment with the President and CEO. Salaries, remuneration and other benefits paid in 2001 to the Board of Directors and the President and CEO amounted to EUR 598,121.

The Board of Directors decides on salaries and other benefits of the immediate subordinates of the President and CEO. In 1998 and 2001 the Annual General Meeting of Instrumentarium Corporation decided to issue stock options to key personnel of the Group. The maximum number of options issued to the Board of Directors, the President and the Chief Financial Officer is described in the terms of the 1998 Stock Option Plan. These stock options have not been issued to new members of the Board of Directors since the beginning of 2001. The 2001 Stock Option Plan does not comprise options for members of the Board of Directors. Otherwise, according to the Stock Option Plan the issue of stock options to key personnel comes within the scope of authority of the Board of Directors. In addition, Group subsidiary Deio Corp. has an option plan, approved in 2001, as part of its incentive program.

Guidelines for Insiders

The Company complies with the Guidelines for Insiders prepared and recommended by the Helsinki Exchanges, the Finnish Central Chamber of Commerce and the Confederation of Finnish Industry and Employers, in addition to which the Company has stipulated supplementary regulations. The Guidelines for Insiders are applied globally in the Group. In addition to the Statutory Insiders of the Company, the Board of Directors, the President and the auditors, 21 employees are defined as Permanent Insiders, and the same limitations on trading and the same obligations on notification apply equally to these employees as to the Statutory Insiders.

THE AUDITORS

SVH Pricewaterhouse Coopers Oy,
Authorized Public Accountants

Heikki Lassila, M.Sc. (Econ.),
Authorized Public Accountant,
acting as Chief Auditor

Timo Peltola, D.Econ. h.c., 55

is President of Huhtamäki Oyj since 1989. He is a Member of the Board of Directors of Huhtamäki Oyj, Nordea AB and Avesta Polarit Oyj, Chairman of the Supervisory Board of Mutual Pension Insurance Company Ilmarinen Ltd and Member of the Supervisory Board of both the Finnish Cultural Foundation and the Finnish Fair Corporation. He does not own Instrumentarium shares nor options.



Olli Riikkala, M.Sc. (Tech.), MBA, 50

is President and CEO of the Company since 1997. After joining Instrumentarium in 1979 he has held various general management positions since 1982 in the medical technology divisions of the company and has been a Member of the Board of Directors since 1987. He owns 3,937 Instrumentarium shares and holds 30,000 stock options under the 1998 Stock Option Plan and 40,000 stock options under the 2001 Stock Option Plan.



Jukka Takala, Professor, M.D., Ph.D., 48

is Professor of Intensive Care and Director of the Department of Intensive Care in the University Hospital of Bern (Inselspital) since 1999. He has significant international experience in the field of critical care including his activities as a researcher and a lecturer. He is also a distinguished member of numerous international medical societies in these fields. He does not own Instrumentarium shares. He holds 8,000 stock options under the 1998 Stock Option Plan.



Turo K. J. Tukiainen, LL.B., MBA, 64

served in the A. Ahlström Corporation during 1967-1990 as a lawyer, from 1972 until 1990 as the manager of the Karhula factories, and has been a Member of its Board of Directors in 1980-1996. He was a Member of the Supervisory Board of Instrumentarium Corporation in 1970-1999. He owns 60,002 Instrumentarium shares and holds 8,000 stock options under the 1998 Stock Option Plan.



Glossary

ANESTHESIA

Most surgical procedures cause pain and are stressful and traumatic experiences for the patient. In order to spare the patient from pain and stress, anesthesia professionals are needed to protect the patient from harm. Anesthesia entails removing the sensation of pain by administering anesthetic agents and pain medication in optimal combinations, often also producing sleep. Anesthesia providers also give medication to achieve a suitable degree of muscle relaxation, to ensure optimal surgical conditions.

The administration of the above substances often disables spontaneous breathing and necessitates assisted or mechanical ventilation. An anesthesia machine is used to help the anesthesia provider to induce and maintain adequate anesthesia and optimize the patient's ventilation. The presence in blood of pharmacological substances which act on the central nervous system, as well as the need of mechanical ventilation, call for accurate control, monitoring and documentation of the anesthetic effect and of the patient's vital functions. The anesthesia providers are responsible for the patient's well being throughout the process, including the phases before and after the surgical procedure.

CRITICAL CARE

Critical care is a non-linear journey for a patient starting with an acute life-threatening disease process that can quickly go in one of many treatment directions. Patients are brought to critical care unit through many pathways: after major routine or emergency surgery or because of trauma, acute or chronic illness. While a patient's journey continues, care providers continuously monitor and support the failing vital functions such as ventilation, circulation or central nervous system, as well as provide the body with nutrition. The variety of monitoring facilities range from the non-invasive heart rhythm and oxygen saturation to sophisticated invasive measurements like blood pressures inside the heart. With the help of sophisticated alarm systems, patient monitoring assists the care providers in managing abnormal physiological events. The patient's vital functions may need to be supported by infused drugs, mechanical ventilation, dialysis or even extracorporeal oxygenation.

The patient's journey requires that care providers call on the support of various disciplines such as laboratory, consultation of different specialties, diagnostic imaging or surgery. It is necessary to be able to integrate the disparate data from clinical evaluation, diagnostic measurements and patient monitoring into care information, which supports clinical decision making and therapy selection. The care providers are responsible for managing the patient's daily activities as well as for documentation of all procedures and their outcomes.

Critical care units are well-defined independent entities within the hospital, supported by space, manpower, professional skills, technical equipment and life support techniques. Some hospitals may have one unspecialized Intensive Care Unit (ICU) whereas the larger hospitals may have several specialized ICUs. The length of a patient's journey may be a few precious moments, days or even weeks, but the ultimate goal is to restore the patient's health and fomer quality of life.

Accessories
Single-use or reusable devices intended for use with patient monitors and anesthesia machines, e.g. pulse oximetry probes, ECG electrodes and gas sampling tubes

Acute
Having a short and relatively severe course; urgent

Algorithm
Set of instructions for a computer to perform a function, for example

Anesthesia machine (Anesthesia delivery unit)
A combination of modules for the delivery of determined gas concentrations and volumes to a patient during general anesthesia

Anesthesia monitor
A patient monitor specifically designed for anesthesia

Anesthesia record
A record of an anesthetic, either manual or electronic

Anesthetic agent
An anesthetic drug used to induce and maintain anesthesia

Anesthetics
Anesthetic drugs

Angiography
Radiographic visualization of blood vessels, following introduction of a contrast material

Arrhythmia
Abnormal rhythm in the beat of the heart or irregular electrical activity in the heart

Arrhythmia Workstation
High resolution screen and powerful computer with software to automatically identify type of abnormal heart activity

Auditory
Pertaining to hearing

Auditory evoked potential
A change in the brain's electrical activity as a response to auditory stimuli

Cardiac
Pertaining to the heart

Cardiologist
Doctor specialized in the study of the heart and its function

Care Information
Data on the patient and the therapies which is integrated to help improve patient outcome and processes

C-arm
Mobile X-ray device for real-time, continuous viewing (fluoroscopy) during surgical and interventional procedures

Central monitoring
Monitoring of several patients simultaneously, by means of networked monitors

Cephalometry
X-ray imaging to determine specific structures and landmarks as a basis for orthodontic therapy

Circulation
Regular movement of blood through the heart, blood vessels and organs to transport oxygen, nutrients and metabolic products

Clinical information system
A software-based information system used to collate, process, print and archive clinical data

Critical care
The area and processes in a hospital used to treat a patient whose life is at immediate risk

Critical care monitor
A patient monitor used to measure and display vital signs specific to critical or intensive care

Computed radiography (CR)
The creation of digital images by laser scanning of data on intermediate storage phosphor plates

Configured monitors
Patient monitors with fixed capabilities

Diagnostic
A procedure to find the cause of an ailment

Diagnostic imaging
Imaging for clinical diagnostic purposes, e.g. X-ray

ECG disclosure
Application of computing power to detect, document, store and annotate arrhythmia from the 12-lead standard throughout a 24-hour period, for example

ECG, 12-lead
Electrocardiogram, a recording of the heart's electrical activity, using 12 standard leads

EEG
Electroencephalography, recording of brain's electrical activity

EMG
Electromyography, recording of skeletal muscle activity

Entropy
The measure of a degree of disorder

FDA 510k
Premarket approval issued by U.S. Food and Drug Administration

Fiberoptic
A device utilizing glass fibre, or other substrate, to transmit light

Full-field direct digital
In mammography, imaging of all breast tissue, converting X-rays to electrical signals

Hemodialysis
A process by which certain small molecules can be removed from the blood, necessary when the kidneys are not functioning

Hypnotic state
The "sleep" component of an anesthesia

Hypoxic respiratory failure
Inability to breathe efficiently, due to lack of oxygen at tissue level

ICU
Intensive Care Unit

Incubator
Apparatus for maintaining new born babies in an environment of controlled temperature, noise, humidity and oxygen concentration

Induction room
Area close to the operating room where anesthetic is started

IT
Information Technology

Intensive care unit
A hospital unit for treating critically ill patients, see critical care

Inverventional imaging
Diagnostic imaging made during a procedure performed on a patient

Intra-oral
Inside the mouth

Jaundice
A syndrome characterized by deposition of bile pigment on the skin, yellow appearance

Mammography
Diagnostic imaging method used to screen for breast cancer

Maxillofacial
Pertaining to the upper jaw and face

Muscle relaxation
A relaxed state of skeletal muscles that is produced to immobilize *the area of surgical operation*

Neonate, Neonatal
Newborn, pertaining to the first few weeks of life

Neuroanesthesia
Anesthesia for surgery on the nervous system

Neuromuscular transmission (NMT)
Degree of transmission of signal between nerve and skeletal muscle; a monitoring modality

Nitric oxide
NO, a vasodilator

Orthopedics
Branch of surgery concerned with the skeletal system

Oxymetry
The measurement of oxygen saturation of the blood

Oxygen saturation
Degree to which the hemoglobin in the red blood cells is bound with oxygen

Oxygen therapy
Treatment by additional oxygen

Panoramic
A wide view

Parameter
A variable whose measure is indicative of a function which in itself cannot be measured

Patient monitor
A device used to measure and display a patient's vital signs

Pediatric
Pertaining to children

Perinatal
Pertaining to events before, during and after birth

Pharmaceutical/Pharmacological
Pertaining to medicinal drugs

Phototherapy
Treatment with light

Point-of-care
The place where a patient is and care actually takes place

Pulmonary
Pertaining to the lungs

Pulse oximeter
A non-invasive device used to measure oxygen saturation of pulsating arterial blood.

Radiant warmer
A device which warms the patient by radiating heat

Radiologist
A physician specialized in x-rays and other radiation in the diagnosis and treatment of a disease

Resolution
Ability to distinguish between

Spot imaging
Imaging of a small volume of (breast) tissue, often to guide a procedure, e.g. a biopsy

Stereotactic work
Technique of using coordinates in three planes to assist in accurately reaching structures deep in tissue

Sub-acute
Patient care other than critical care

Suction
Aspiration of a gas or liquid by mechanical means

Supplies
Generic disposable or reusable items used with patient monitors and anesthesia machines, e.g. airway filters and humidifiers and breathing tubes

Trauma
Tissue damage caused by an outside force

Telemetry
Remote monitoring of a patient using wireless transmitters/receivers

Vaporizer
The component in an anesthesia machine that vaporizes a set concentration *of an anesthetic agent into the fresh gas*

Vascular
Pertaining to the blood vessels

Vasodilator
A substance capable of dilating constricted blood vessels

Ventilation
The process of exchange of air (or gas mixtures) between the lungs and the ambient air (or patient circuit)

Ventilator
An adjustable positive pressure generator that maintains ventilation during anesthesia or respiratory depression

Vital signs
The signs of life of a person; e.g. blood pressures, heart functions, respiration, temperature

X-Ray
Electromagnetic vibration with very high energy

GROUP ADMINISTRATION

Instrumentarium Corporation
Kuortaneenkatu 2, Helsinki
P.O. Box 100, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 9 146 4172

President and CEO
Olli Riikkala
olli.riikkala@instrumentarium.fi
Fax +358 10 394 3505

Divisions: Instrumentarium Imaging,
Soredex, Instrumed and Optical Retail Division
Seppo Oksanen
seppo.oksanen@instrumentarium.fi
Fax +358 9 146 3515

Corporate Development and
New Strategic Ventures
Hannu Ahjopalo
hannu.ahjopalo@datex-ohmeda.com
Fax +358 9 146 3515

Human Resources Development
Timo Koskinen
timo.koskinen@instrumentarium.fi

Project Sales and Trade Financing
Peter Tchernych
peter.tchernych@datex-ohmeda.com
Fax +358 10 394 3367

Group Administration
Matti Salmivuori
matti.salmivuori@instrumentarium.fi

Finance, Treasury and Investor Relations
Juhani Lassila
juhani.lassila@instrumentarium.fi
Investor Relations
Sean Donovan
sean.donovan@instrumentarium.fi

Legal Affairs
Ritva Sotamaa
ritva.sotamaa@instrumentarium.fi
Fax +358 10 394 2060

Personnel (Finland)
Leo Johansson
leo.johansson@instrumentarium.fi
Fax +358 9 146 3885

Real Estate (Finland)
Aarne Reponen
aarne.reponen@instrumentarium.fi
Fax +358 10 394 3527

ANESTHESIA AND CRITICAL CARE

DATEX-OHMEDA
Teollisuuskatu 29, Helsinki
P.O.Box 900, FIN-00031 DATEX-OHMEDA
Tel. +358 10 394 11
Fax +358 9 278 7725
Arto Kontturi (Datex-Ohmeda, Finland)
arto.kontturi@datex-ohmeda.com
Finance and Administration:
Eero Hautaniemi
eero.hautaniemi@datex-ohmeda.com
Legal Affairs:
Karita Salokangas
karita.salokangas@datex-ohmeda.com

- Patient Monitoring
  Antti Ritvos (Datex-Ohmeda, Finland)
  antti.ritvos@datex-ohmeda.com
  Tel. +358 10 394 11
  Fax +358 10 394 3367

- Anesthesia Delivery and Ventilation
  Lori Cross (Datex-Ohmeda, Inc., USA)
  lori.cross@us.datex-ohmeda.com
  Tel. +1 608 221 1551
  Fax +1 608 222 9147

- Oximetry, Supplies and Accessories
  Hannu Syrjälä (Datex-Ohmeda, Finland)
  hannu.syrjala@datex-ohmeda.com
  Tel. +358 10 394 11
  Fax. +358 10 394 3367

- North American Sales and Service,
- Latin American Distributor Sales
  Richard Atkin (Datex-Ohmeda, Inc., USA)
  richard.atkin@us.datex-ohmeda.com
  Tel. +1 608 221 1551
  Fax +1 608 222 9147

- Distributor Sales (excl. Asia-Pacific and Latin America) and India
- European Sales and Service
  Chris Clough (Datex-Ohmeda Ltd, Great Britain)
  chris.clough@uk.datex-ohmeda.com
  Tel. +44 1707 263 570
  Fax +44 1707 259 633

- Asia-Pacific Sales and Service
  Nicholas Ong (Datex-Ohmeda Pte Ltd, Singapore)
  nicholas.ong@datex-ohmeda.com
  Tel. +65 391 8618
  Fax +65 291 6618

Datex-Ohmeda, Finland
Instrumentarium Corporation
Teollisuuskatu 29, Helsinki
P.O.Box 900, FIN-00031 DATEX-OHMEDA
Tel. +358 10 394 11
Fax +358 9 272 6532
Heikki Kyröläinen
heikki.kyrolainen@datex-ohmeda.com

Datex-Ohmeda, Sweden
Instrumentarium AB
Karlsbodavägen 18
Box 20109
S-161 02 BROMMA Sweden
Tel. +46 8 555 221 00
Fax +46 8 555 221 01
Jan-Erik Backström
jan-erik.backstrom@se.datex-ohmeda.com

Datex-Ohmeda, Norway
Østensjøveien 18
P.O.Box 6022 Etterstad
N-0601 OSLO Norway
Tel. +47 2303 9400
Fax +47 2303 9401
Pål Arne Wøien
paw@no.datex-ohmeda.com

Datex-Ohmeda Ltd.
71 Great North Road, Hatfield
HERTS AL9 5EN United Kingdom
Tel. +44 1707 263 570
Fax +44 1707 260 065
Leslie Smith
leslie.smith@uk.datex-ohmeda.com

Datex-Ohmeda B.V.
Kantemarsweg 18
P.O.Box 22
3870 CA HOEVELAKEN
The Netherlands
Tel. +31 33 253 5404
Fax +31 33 253 7223
Dirk Kerkkamp
dirk.kerkkamp@nl.datex-ohmeda.com

Datex-Ohmeda S.A.S.
ZAC de Sans Souci
1211 Chemin de la Bruyère
F-69760 LIMONEST France
Tel. +33 478 666 210
Fax +33 478 432 658
Gunter Kopf
gunter.kopf@fr.datex-ohmeda.com

Datex-Ohmeda GmbH
Dr.-Alfred-Herrhausen-Allee 24
D-47228 DUISBURG Germany
Tel. +49 2065 6910
Fax +49 2065 691 236
Filip Heilpern
filip.heilpern@it.datex-ohmeda.com

Datex-Ohmeda S.p.A.
Via Cassanese, 100
20090 SEGRATE (MI) Italy
Tel. +39 02 216 931
Fax +39 02 269 262 26
Filip Heilpern
filip.heilpern@it.datex-ohmeda.com

Datex-Ohmeda S.L.
Calle Manuel Tovar, 26
28034 MADRID Spain
Tel. +34 91 334 26 00
Fax +34 91 358 12 84
Antonio Pérez Martinez
antonio.perez@es.datex-ohmeda.com

Datex-Ohmeda, Inc.
3030 Ohmeda Drive
P.O. Box 7550
MADISON, WI 53707-7550 USA
Tel. +1 608 221 1551
Fax +1 608 222 9147
Richard Atkin
richard.atkin@us.datex-ohmeda.com

Datex-Ohmeda, Inc.
10 New England Business Center
Suite 200
Andover, MA 01810
Tel. +1 978 552 7000
Fax +1 978 552 7033
Joseph Davin
joseph.davin@us.datex-ohmeda.com

Datex-Ohmeda, Inc.
1315 West Century Drive
LOUISVILLE, CO 80027-9560 USA
Tel. +1 303 666 7001
Fax +1 303 665 9176
Rick Brandl
rick.brandl@us.datex-ohmeda.com

Datex-Ohmeda, Inc. Latin America Division
9155 South Dadeland Blvd.
Suite 1218
MIAMI, FL 33156-7813 USA
Tel. +1 305 670 8540
Fax +1 305 670 2316
Jukka Turtola
jukka.turtola@us.datex-ohmeda.com

Datex-Ohmeda (Canada) Inc.
1093 Meyerside Drive, Unit 2
MISSISSAUGA, ONTARIO L5T 1J6 Canada
Tel. +1 905 565 8572
Fax +1 905 565 8592
Claude Bernard
claude.bernard@ca.datex-ohmeda.com

Datex-Ohmeda K.K.
TRC Annex 9F
6-1-1 Heiwajima, Ohta-ku
143-0006 TOKYO Japan
Tel. +81 3 576 368 01
Fax +81 3 576 368 38
Kiyo Kanai
kiyokazu.kanai@jp.datex-ohmeda.com

Datex-Ohmeda Pte Ltd
152 Beach Road
#12-05/07 Gateway East
189721 SINGAPORE
Tel. +65 391 8618
Fax +65 291 6618
Nicholas Ong
nicholas.ong@datex-ohmeda.com

Datex-Ohmeda Pty. Ltd,
Unit 1, 149 Arthur Street
Locked Bag 356
HOMEBUSH, NSW 2140 Australia
Tel. +61 2 9735 7222
Fax +61 2 9764 2354
Ross Garland
ross.garland@au.datex-ohmeda.com

Datex-Ohmeda (India) Pvt. Ltd.
International Trade Tower
S - 3 Level (First floor)
Block- E
Nehru Place
NEW DELHI - 110019 India
Tel. +91 11 410 4509
Fax +91 11 410 4510
Anjan Bose
anjan.bose@in.datex-ohmeda.com

DEIO

71 Great North Road, Hatfield
HERTS AL9 5EN United Kingdom
Tel. +44 1707 273618
Fax +44 1707 271841
Sami Erviö (Deio Ltd.)
sami.ervio@deio.net

Deio Corporation
Kuortaneenkatu 2, Helsinki
P.O. Box 100, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 9 876 8636
Virve Ruhtinas
virve.ruhtinas@deio.net

Deio Europe
45 Kasteelstraat
B8792 DESSELGEM Belgium
Tel. +32 475 512667
Fax +32 567 24301
Mario Huyghe
mario.huyghe@deio.net

Deio GmbH
Dr.-Alfred-Herrhausen-Allee 24
D-47228 DUISBURG Germany
Tel. +49 2065 256 110
Fax +49 2065 256 100
Tomi Karvo
tomi.karvo@deio.net

Deio S.A.S.
ZAC de Sans Souci
1211 Chemin de la Bruyère
F-69760 LIMONEST France
Tel. +33 478 666 218
Fax + 33 478 432 658
Nicolas Ridoux
nicolas.ridoux@deio.net

Deio North America
10 New England Business Center
Suite 200
Andover, MA 01810
Tel. +1 978 640 0460
Fax +1 978 640 0469
Wim Huisman (Deio, Inc.)
wim.huisman@deio.net

Deio Canada, Inc.
1093 Meyerside Drive, Unit 2
MISSISSAUGA, ONTARIO L5T 1J6 Canada
Tel. +1 905 565 8572
Fax +1 905 565 8592
Wim Huisman
wim.huisman@deio.net

INSTRUMED

Instrumentarium Corporation
Kuortaneenkatu 2, Helsinki
P.O.Box 300, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 10 394 5566
Taneli Mattila
taneli.mattila@instrumentarium.fi

MEDICAL EQUIPMENT

INSTRUMENTARIUM IMAGING AND SOREDEX

Instrumentarium Corporation
Kuortaneenkatu 2, Helsinki
P.O.Box 100, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 9 146 3515
Folke Lindberg
folke.lindberg@fi.instrumentarium.com

Global marketing:
Jaakko Karo
c/o Deio Ltd
16 Somerset House, Waterlooville
HAMPSHIRE PO7 7SG, United Kingdom
Tel. +2392 253080
Fax +2392 251109
jaakko.karo@fi.instrumentarium.com

Instrumentarium Imaging, Finland
Instrumentarium Corporation
Nahkelantie 160, 04300 TUUSULA
P.O.Box 20, FIN-04301 TUUSULA
Tel. +358 10 394 6500
Fax +358 10 394 6501
Pekka Välimaki
pekka.valimaki@fi.instrumentarium.com

Instrumentarium Imaging Inc.
300, W. Edgerton Avenue
MILWAUKEE, WI 53207 USA
Tel. +1 414 747 1030
Fax +1 414 481 8665
Michael Palazzola
michael.palazzola@usa.instrumentarium.com

Instrumentarium Imaging France S.A.R.L.
4, Avenue des Roses
94386, BONNEUIL SUR MARNE CEDEX France
Tel. +33 1 43 39 51 51
Fax +33 1 43 39 75 75
André Bassargette
bassargette.imaging@wanadoo.fr

Instrumentarium Imaging Italia s.r.l.
Centro Direzionale Colleoni
Viale Colleoni 11
Palazzo Sirio, Interno 3
20041 AGRATE BRIANZA (MI) Italy
Tel. +39 039 689 0408, 605 6238
Fax +39 039 609 1299
Sergio Roncaldi
sergio.roncaldi@it.instrumentarium.com

Instrumentarium Imaging Dental GmbH
Siemensstrasse 12, 77694 KEHL AM RHEIN
P.O. Box 2044, 77680 KEHL AM RHEIN Germany
Tel. +49 7851 932 90
Fax +49 7851 932 930
Jean-Paul Lentz
jean-paul.lentz@instrumentarium-imaging.de

Instrumentarium Imaging, Representative Office
152 Beach Road
#12-03A Gateway East
189721 SINGAPORE
Tel. +65 6391 8600
Fax +65 6396 3009
Antti Korhonen
antti.korhonen@fi.instrumentarium.com

Instrumentarium Imaging Ziehm GmbH
Isarstrasse 40, 90451 NUREMBERG Germany
Tel. +49 911 64207-0
Fax +49 911 64207-39
Jörg Ströbel
joerg.stroebel@ziehm-eu.com

Instrumentarium Imaging Ziehm, Inc.
4181 Latham Street
RIVERSIDE, California 92501 USA
Tel. +1 909 781 6660
Fax +1 909 781 6457
Wolfram Klawitter
wolfram.klawitter@ziehm.com

Soredex, Finland
Instrumentarium Corporation
Elimäenkatu 22, Helsinki
P.O.Box 250, FIN-00031 Helsinki
Tel. +358 10 394 820
Fax. +358 9 701 5261
Ilpo Ihanamäki
ilpo.ihanamaki@soredex.com
Markku Wederhorn
markku.wederhorn@fi.instrumentarium.com

Soredex, Inc.
1765 West Oak Parkway
Suite 500
MARIETTA, GA 30062 USA
Tel. +1 770 226 0500
Fax. +1 770 226 0511
David Kelton
dkelton@soredexusa.com

OHMEDA MEDICAL

8880 Gorman Road
LAUREL, MD 20723 USA
Tel. +1 410 888 5200
Fax +1 410 888 0540

Ohmeda Medical
60 Walnut Avenue, Suite 100
CLARK, NJ 07066 USA
Tel. +1 732 815 7785
Fax +1 732 815 7786
Andrew Krakauer
andrew.krakauer@ohmedamedical.com

MEDKO MEDICAL LTD.

Kuortaneenkatu 2, Helsinki
P.O.Box 260
FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 10 394 5800
Kari Visti
kari.visti@medkomedical.fi

Instrumentarium Medical Oü
Liivalaia 22
EE-10118 TALLINN Estonia
Tel. +372 6 285 030
Fax +372 6 285 031
Tiit Maasik
tiit.maasik@instrumentarium.ee

SIA Instrumentarium Medical
Elizabetes Str. 9, Office 5
LV-1010 RIGA Latvia
Tel. +371 7 323 059, 321 304
Fax +371 7 323 070
Janis Liepinš
jliepins@instrumed.lv

OPTICAL RETAIL

OPTICAL RETAIL DIVISION

Instru optiikka Oy
Vitikka 1 F, Espoo
P.O.Box 500, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11
Fax +358 9 502 1551
Pekka Perttilä
pekka.perttila@instru.fi
Optical Stores: Juha Uskali
juha.uskali@instru.fi
Marketing: Raimo Tikkanen
raimo.tikkanen@instru.fi

Ögat AB
Karlsbodavägen 20 A
S-16867 BROMMA
P.O.Box 11112
S-16811 BROMMA Sweden
Tel. +46 8 5648 5560
Fax +46 8 5648 5574
Jan Eriksson
jan.eriksson@ogat.se

Instrumentarium Optika Oü
Pärnu mnt. 32
10141 TALLINN Estonia
Tel. +372 6 418 124
Fax +372 6 418 125
Pekka Perttilä
pekka.perttila@instru.fi

ZAO Instrumentarium
Kanal Gribojedova 10
191011 ST. PETERSBURG Russia
Tel. +7 812 3259 434
Fax +7 812 3124 672
Pekka Perttilä
pekka.perttila@instru.fi

Annual General Meeting

The Annual General Meeting will be held on Monday, 25 March 2002, at 5 p.m. at the Marina Congress Center in Helsinki, Finland. Advance notification of attendance must be received by 4 p.m., 21 March 2002.

Shareholder register

Shareholders should notify the particular register holding their book-entry account of changes in address or account numbers for payment of dividends and other matters related to ownership of shares.

Dividend

The Board of Directors' proposal for cash dividends is on page 21. Persons registered on 2 April 2002 in the List of Shareholders of Instrumentarium Corporation maintained by the Finnish Central Securities Depositary Ltd., have the right to receive the dividends. The payment date for the dividends is 9 April 2002.

Financial information

Instrumentarium Corporation will publish three interim reports for the year 2002. The January-March results will be published on 24 April 2002, the January-June results on 25 July 2002 and the January-September results on 24 October 2002. Preliminary results for the year 2002 will be published in February 2003.

For printed information, please contact:

Instrumentarium Corporation
P.O.Box 100, FIN-00031 Instrumentarium
Telephone international + 358 10 394 3401
Fax international + 358 9 146 4172
E-mail hannele.sosimaki@instrumentarium.fi

U.S. Depositary
JPMorgan Chase Bank
JPMorgan Service Center
P.O.Box 43013
Providence, RI 02940-3013, USA
Telephone international + 1 781 575 4328

Statements other than historical facts made in this Annual Report are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks", "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2000 and earlier.



Instrumentarium Corp.
Kuortaneenkatu 2, Helsinki, Finland
P.O.Box 100, FIN-00031 INSTRUMENTARIUM
Tel. +358 10 394 11, fax +358 9 146 4172
www.instrumentarium.fi
www.instrumentarium.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: May 10, 2002

By: ______________________
Matti Salmivuori
Chief Executive Officer

Date: May 10, 2002

By: ______________________
Juhani Lassila
Group Treasurer